EXHIBIT 99.3

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Currency expressed in Canadian Dollars, except where indicated)

1

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

CONTENTS

1.	INTRODUCTION	3
2.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
3.	YEAR 2021 HIGHLIGHTS AND SIGNIFICANT EVENTS	7
4.	ARRANGEMENT AND ASSETS HELD FOR SALE	12
5.	PROPERTY SUMMARY	13
6.	SELECTED ANNUAL FINANCIAL INFORMATION	48
7.	SUMMARY OF QUARTERLY RESULTS	49
8.	RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021	50
9.	RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2021	51
10.	PROPOSED TRANSACTIONS	52
11.	LIQUIDITY AND CAPITAL RESOURCES	53
12.	CONTINGENCIES	56
13.	ENVIRONMENTAL REGULATIONS	56
14.	RELATED PARTY DISCLOSURES	57
15.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	57
16.	ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	59
17.	FINANCIAL INSTRUMENTS AND RELATED RISKS	59
18.	RISKS AND UNCERTAINTIES	61
19.	DISCLOSURE CONTROLS AND PROCEDURES	62
20.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	63
21.	DISCLOSURE OF OUTSTANDING SHARE DATA	63
22.	OFF-BALANCE SHEET ARRANGEMENTS	63

2

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

1. INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Silver Elephant Mining Corp. and its subsidiaries (the “Company” or “ELEF”) provides analysis of the Company’s financial results for the year ended December 31, 2021.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the accompanying December 31, 2021 audited consolidated financial statements and the notes to those financial statements (the “Annual Financial Statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and the Company’s Annual Report for the year ended December 31, 2021 (the “2021 Annual Report”), all of which are available under the Company’s SEDAR profile at www.SEDAR.com.  This MD&A is current as of March 30, 2022, was reviewed, approved, and authorized for issue by the Company’s Board of Directors.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to "$" or "dollars" in this MD&A refer to Canadian dollars. References to "US$" or "USD" in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities, as well as information about mineral resources under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the 2019 Annual Report which is available under the Company’s SEDAR profile at www.sedar.com.

Description of Business

The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the "Common Shares”, and each, a “Common Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX under the symbol “SILEF”.

On January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new Common Share for each ten (10) old Common Shares (the “Consolidation”). All Common Share, warrant, option and per Common Share amounts have been retroactively adjusted.

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business through a statutory plan or arrangement (the “Arrangement”). Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. (“NickelCo” or “Flying Nickel”); (iii) one common share of Nevada Vanadium Mining Corp. (“VanadiumCo” or “Nevada Vanadium”); and (iv) two common shares of Battery Metals Royalty Corp. (“RoyaltyCo” or “Battery Metals”). Also, pursuant to the Arrangement:

i.	certain royalties presently held by ELEF in certain projects were transferred into its own entity, RoyaltyCo;
ii.	the Minago Project was spun-out into its own entity NickelCo;
iii.	the Gibellini Project was spun-out into its own entity VanadiumCo.

The Company is a mineral exploration stage company. The Company’s principal project is the Pulacayo Project located in Bolivia.

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

3

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except Apuradita from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with Apuradita, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Company also currently holds, through leasehold assignments, a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia; and a 100% interest in each of the Chandgana Tal coal property and the Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia.

General Corporate Information:

At December 31, 2021 and March 30, 2022, the Company had: (i) 24,124,955 and 24,321,994 Common Shares issued and outstanding, respectively; (ii) 1,577,750 and 1,463,250 stock options, each exercisable for the purchase of one Common Share, outstanding, respectively; (iii) 1,469,480 and 1,447,814 Common Share purchase warrants, each exercisable for the purchase of one Common Share, outstanding, respectively.

Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information

All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com.

Investor & Media requests and queries:

Email: ir@silverelef.com

Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers

John Lee (Chief Executive Officer and Executive Chairman) Greg Hall Masa Igata Marc Leduc

Ronald Espell, Vice-President, Environment and Sustainability

Danniel Oosterman, Vice-President, Exploration

Irina Plavutska, Chief Financial Officer

Robert Van Drunen, Chief Operating Officer

Ryan Coombes, Chief Legal Officer

Cindy Waterman, Corporate Secretary

Audit Committee	Corporate Governance and Compensation Committee

Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” within the meaning of NI 43-101 (a "Qualified Person"). Mr. Oosterman serves as the Company’s Vice-President, Exploration and Qualified Person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

4

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

2. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). These forward-looking statements concerns matters anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company's planned and future exploration and/or development of the Pulacayo Project, the Gibellini Project and the Titan Project; permitting and feasibility of the Gibellini Project; the volatility of the novel coronavirus ("COVID-19") outbreak as a global pandemic; political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Revised Pulacayo Technical Report (as defined herein), including the anticipated filing thereof; the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company's future business plans; the Company's future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions; the Company's reliance on key management personnel, advisors and consultants; the volatility of global financial markets; the timing and amount of estimated future operating and exploration expenditures; the costs and timing of the development of new deposits; the continuation of the Company as a going concern; the likelihood of securing project financing; the impacts of changes in the legal and regulatory environment in which the Company operates; the timing and possible outcome of any pending litigation and regulatory matters; and other information concerning possible or assumed future results of the Company's operations, including: estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company. Refer to Section 4 – Property Summary.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company's current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, nickel, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company's programs. The Company has no assurance that any of these assumptions will prove to be correct.

5

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company's dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company's relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading "Key Information - Risk Factors" in the 2020 Annual Report and in analogous disclosure in other disclosure documents of the Company

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward-looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, the realization of the anticipated benefits deriving from the Company’s or Battery Metals Royalties’ investments, the general performance of the assets of the Company and Battery Metals Royalties, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

6

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, anticipated shareholder, court and regulatory approvals, the realization of the anticipated benefits deriving by any entity from the Arrangement or from the Company’s or any SpinCo’s assets or investments, the general performance of the assets of the Company and any SpinCo, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward‐looking statements are not guarantees of performance.

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

3. YEAR 2021 HIGHLIGHTS AND SIGNIFICANT EVENTS

For further information please view the Company’s 2021 news releases under the Company’s SEDAR profile at www.SEDAR.com.

Pulacayo Project

During the year ended December 31, 2021, the Company:

•	reported drilling at the Pulacayo Projects continued past 1,972m of its 2,000 m drill program and Triunfo Project grab samples assayed up to 294 g/t silver.

•

started a 2,000-meter drilling program at Pulacayo Project The goal is to expand Pulacayo’s silver resource base, which currently stands at 106.7 million oz of indicated silver and 13.1 million oz of inferred silver according to an independent technical report by Mercator Geological Partners, effective October 13, 2020, and available on sedar.com. (Details provided in Company’s news release dated October 13, 2020).

•

identified of a large linear anomaly measuring over 1,400 meters in length, up to 250 meters wide, starting at a depth of approximately 250 meters from surface at its Pulacayo silver project in Potosi department, Bolivia.

7

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Sunawayo Project

•

commenced a 2,300-meter drilling program at the Sunawayo Project; and the first ever drill hole had intercepted 137 meters of mineralization grading 36 g/t silver, starting from zero meters depth and the maiden drill program had intercepted 3 meters of mineralization grading 421 g/t silver and multiple intercepts over 100 g/t silver equivalent. SWD010 intercepted 3 meters of mineralization grading 421 g/t silver, 0.92% lead, and 0.90% zinc (469 g/t AgEq) within 10 meters grading 144 g/t silver, 0.43% lead, and 0.97% zinc (183 g/t AgEq). SWD009 intercepted 2 meters of mineralization grading 50 g/t silver, 0.40% lead, and 7.67% zinc (290 g/t AgEq). So far, 100% of drill holes at Sunawayo have encountered silver and lead-zinc mineralization.

•

received drill assay results from the Sunawayo Project from drill holes SWD011 to SWD014, which include a high-grade intercept of 2.0 meters grading 645 g/t Ag, 5.12% Pb and 1.34% Zn, 0.19% Cu (813 g/t AgEq) within a broader intercept of 5.0 meters grading 297 g/t Ag, 2.43% Pb, 0.78% Zn, 0.08% Cu (380 g/t AgEq).

•

received indium and gallium assay results from drillholes SWD001 to SWD010 at the Company’s Sunawayo Project featuring SWD002 which intercepted 87 g/t indium,7 g/t gallium, and 48 g/t Ag (252 g/t silver equivalent) over 9 meters within an interval of 31 meters grading 119 g/t silver equivalent.

•

announced that it suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Vendors) with authorities. The Company has notified the Vendors of their breach of certain disclosure representations in the Sales and Purchase Agreement executed with certain Vendors dated August 25, 2020 (“SPA”). To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. Consequently, the project has been written-off at year-end which resulted in an impairment charge of $1,278,817 reflected on the consolidated statement of operations.

Gibellini Project

•

On August 30, 2021, the Company received results of a preliminary economic assessment (the “2021 PEA”) for the Gibellini Project in accordance with NI 43-101. The 2021 PEA demonstrates an after-tax internal rate of return (“IRR”) of 25.4%, and after-tax cumulative cash flow of $260.8 million, assuming an average vanadium pentoxide (V2O5) price of $10.00 per pound. The 2021 PEA was prepared by Wood Group USA Inc. (“Wood”), and Mine Technical Services Ltd. (“MTS”) and available under the Company’s SEDAR profile at www.sedar.com.

•

On October 14, 2021, the Company announced filing of its independent Technical Report titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment Update” dated October 8, 2021, and an effective date of August 30, 2021.

Minago Project

•

On February 10, 2021, the Company acquired the Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of an Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”).

Immediately prior to acquiring the Minago Project, the Company acquired a Secured Debt Facility (the “SDF”) owed by Victory Nickel to an arms-length third party for $8,505,749 (US$6,675,000) in cash and $886,545 of the Company’s common share purchase warrants (the “Warrants”) from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The 300,000 warrants were each exercisable until February 8, 2023 at an exercise price of $4.76 (Note 20). The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, and will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The SDF of US $6,675,000 has not been recognized as a receivable as this has been treated as a contingent asset as the timing of the receipt of these funds is not virtually certain. The Company will only recognize the asset when receipt is virtually certain. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. (“Red Cloud”).

8

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of $16,011,151 (US$11,675,000), which consisted of a $8,505,749 (US$6,675,000) (“Property Payment”) credit against the SDF owed by Victory Nickel to the Company at closing, $886,545 of warrants issued with respect to the SDF, $6,231,673 (US$5,000,000) in the Company common shares (“Consideration Shares”) to be issued over a one-year period (issued), $200,000 in cash paid to Red Cloud and $187,200 in cash transaction costs.

Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023 – see events after the reporting date. The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023, with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

The Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000, which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. All shares were disposed of during the year ended December 31, 2021.

•

On July 6, 2021, the Company announced results of a new mineral resource estimate (“MRE”) for the Minago Project. The MRE has an effective date of July 2, 2021 and includes a Measured and Indicated mineral resource of 722 million lbs of contained nickel and an Inferred mineral resource of 319 million lbs of contained nickel. All resources occur within a mineral lease that is surrounded by 94 mineral claims plus a second mineral lease held by the Company, comprising a total area of 197 km2. The MRE was prepared by Mercator Geological Services Limited (“Mercator”). AGP Mining Consultants (“AGP”) provided pit optimization and associated services. Stantec Ltd. (“Stantec”) provided site visit and professional support on environmental permitting review. All three firms are independent of Silver Elephant as defined under NI 43-101.

•

On July 7, 2021, the Company announced an update regarding the updated Environmental Act License for the Minago Project which is expected to be issued by the end of 2021 and the Company’s initiatives to minimize the carbon footprint of potential mining operations at Minago.

•	On July 19, 2021, the Company announced the appointment of Peter Lightfoot as a Technical Advisor for the Minago Project.

•

On August 23, 2021, the Company announced filing of independent Technical Report titled “NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project” (the “Report") with a report date of August 20, 2021 and an effective date of July 2, 2021. The Report was prepared by Mercator. AGP provided pit optimization and associated services. Stantec provided site visit and professional support on environmental permitting review. The report has been filed under the Company’s SEDAR profile at www.sedar.com.

Corporate

•	As at December 31, 2021 the Company was in the process of completing the Arrangementdated November 8, 2021 pursuant to which it shall:

i.	complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share;
ii.	transfer certain royalties presently held by ELEF in certain projects into RoyaltyCo;
iii.	spin-off the Minago Project into NickelCo;
iv.	and spin-off the Gibellini Project into VanadiumCo.

9

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

ELEF will transfer assets, as described above, to each spin-out subsidiary in consideration for the following:

•	NickelCo will purchase the Minago Project assets from ELEF in exchange for the issuance of 50,000,000 NickelCo shares and the assumption of certain liabilities related to the underlying assets;

•	RoyaltyCo will purchase the royalties from ELEF in exchange for the issuance of 1,785,430 RoyaltyCo shares;

•	VanadiumCo will purchase the Gibellini Project assets from ELEF in exchange for the issuance of 50,000,000 VanadiumCo shares and the assumption of certain liabilities related to the underlying assets;

•	and RoyaltyCo will purchase certain of the outstanding shares of both VanadiumCo and NickelCo in exchange for the issuance of RoyaltyCo shares.

Upon the Arrangement completion:

i.	the authorized share capital of ELEF shall be reorganized and its articles amended by the creation of an unlimited number of Class A Shares;
ii.	and each ELEF shareholder will exchange each post-Consolidation ELEF share to receive: one share of each of NickelCo and VanadiumCo; two shares of RoyaltyCo; and one Class A share of ELEF

Holders of outstanding ELEF warrants and options after the Record Date will be entitled to receive, upon exercise of each such warrant and option at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of NickelCo and VanadiumCo.; two shares of the RoyaltyCo; and one Class A share of ELEF.

On December 22, 2021, the Company received shareholder approval of the Arrangement. On January 12, 2022, the Company received BC Supreme Court approval of the Arrangement. On January 14, 2022, the Company received regulatory approval and completed the Arrangement.

•

On August 26, 2021, the Company announced that it has entered into 2% royalty agreements whereby the Company now holds a 2% royalty over each of the Company’s key projects (the “Royalties”), and, in connection with the announced spin-out and the plan of arrangement, such Royalties will be transferred into Battery Metals Royalties Corp.

•	On September 27, 2021, the Company appointed Robert Van Drunen as the Company’s Chief Operating Officer.

•	On December 15, 2021, the Company appointed the following officers for Flying Nickel Mining Corp.:

o	Danniel Oosterman – Chief Executive Officer,

o	Robert Van Drunen – Chief Operating Officer,

o	Samuel Yik – Chief Financial Officer,

o	Ryan Coombes – Chief Legal Officer,

o	Flora Lo – Corporate Secretary.

•	On December 22, 2021, the Company received shareholder approval of the Arrangement.

•

During 2021, the Company, pursuant to the terms of the Company’s Share-Based Compensation, has granted in aggregate, 680,000 incentive stock options to certain directors, officers, employees and consultants of the Company. The stock options are exercisable at a price of $2.60 per Common Share for a term of five years.

10

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Financings

•

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

•

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Common Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Common Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

•	The proceeds from the February 2021 Placement and November 2021 Placement are expected to be used for the Company’s mineral project development and for general working capital purposes.

Flying Nickel Mining Corp. Financing:

On November 30, 2021, pursuant to the Company’s Plan of Arrangement (Note 7), Flying Nickel completed its offering (“Flying Nickel Offering”) for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:

·•	each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and

•

each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023.

On December 31, 2021, $1,534,176 gross proceeds were released from escrow upon converting an aggregate 1,992,437 FT Subscription Receipts into 1,992,437 FT Shares of flying Nickel at a price of $0.77 per share.

Subsequent Events to December 31, 2021

•

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. businessthe Arrangementdated November 8, 2021. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel; (iii) one common share of Nevada Vanadium; and (iv) two common shares of Battery Metals.

•

Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and 31,730,110 shares of Battery Metals’ (representing 39.7%) as a long-term investment; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in the Thompson nickel belt in Manitoba; (3) Nevada Vanadium, holding a 100% interest in the Gibellini vanadium project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above, and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments.

11

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

•	On January 18, 2022, Post-Arrangement and post-Consolidation Common Shares trading on TSX commenced on January 18, 2022.

•	On January 19, 2022, the Company announced it had commenced an exploration drilling program at the Paca deposit of the Pulacayo Project.

•

On January 25, 2022, the Company announced that it had commenced a 1,500-meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation (“IP”) geophysical anomalies detected in late 2021.

•

Gross proceeds of $6,715,407 were released from escrow to Flying Nickel upon converting 10,094,033 non-flow-through subscription receipts of Flying Nickel into 10,094,033 units each consisting of one common shares and one-half of one common share purchase warrant of the Flying Nickel, at a price of $0.70 per unit. In connection with the conversion, 342,069 broker warrants were issued to the agents for Flying Nickel Offering at an exercise price of $0.70 per common share.

•	On March 16, 2022, pursuant the Company’s equity incentive plan dated September 1, 2021, The Company issued 187,049 bonus shares to the company’s directors, officers, employees, and consultants.

•

The Company entered into agreements with certain option and warrant holders (the “Holders”) pursuant to which the Company can sell some or all the Reserved Shares (Note 7) of NickelCo, VanadiumCo and RoyaltyCo currently held by the Company on behalf of the Holders in order to obtain working capital. At the date of this report, the Company sold 1,835,000 Reserved Shares for proceeds of $1,259,423.

•

Pursuant to the APA (Note 15), the Company has submitted for approval to the TSX a request to issue 1,267,145 common shares to settle $2,000,000 in contingent consideration payable to Victory Nickel, as the price of nickel exceeded US$10 per pound for 30 consecutive business days subsequent to the year ended December 31, 2021.

4. ARRANGEMENT AND ASSETS HELD FOR SALE

As at December 31, 2021 the Company was in the process of completing the Arrangementdated November 8, 2021 pursuant to which it shall:

i.	complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share (completed);
ii.	transfer certain royalties presently held by ELEF in certain projects into RoyaltyCo (completed);
iii.	spin-off the Minago Project into NickelCo (completed);
v.	and spin-off the Gibellini Project into VanadiumCo (completed) (collectively, the “SpinCos” or “SpinCo”).

ELEF will transfer assets, as described above, to each spin-out subsidiary in consideration for the following:

•	NickelCo will purchase the Minago Project assets from ELEF in exchange for the issuance of 50,000,000 NickelCo shares and the assumption of certain liabilities related to the underlying assets;
•	RoyaltyCo will purchase the royalties from ELEF in exchange for the issuance of 1,785,430 RoyaltyCo shares;
•	VanadiumCo will purchase the Gibellini Project assets from ELEF in exchange for the issuance of 50,000,000 VanadiumCo shares and the assumption of certain liabilities related to the underlying assets;
•	and RoyaltyCo will purchase certain of the outstanding shares of both VanadiumCo and NickelCo in exchange for the issuance of RoyaltyCo shares.

Upon the Arrangement completion:

iii.	the authorized share capital of ELEF shall be reorganized and its articles amended by the creation of an unlimited number of Class A Shares;
iv.	and each ELEF shareholder will exchange each post-Consolidation ELEF share to receive: one share of each of NickelCo and VanadiumCo; two shares of RoyaltyCo; and one Class A share of ELEF

12

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Holders of outstanding ELEF warrants and options after the Record Date will be entitled to receive, upon exercise of each such warrant and option at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of NickelCo and VanadiumCo.; two shares of the RoyaltyCo (collectively, the “Reserved Shares”); and one Class A share of ELEF.

On December 22, 2021, the Company received shareholder approval of the Arrangement. On January 12, 2022, the Company received BC Supreme Court approval of the Arrangement. On January 14, 2022, the Company received regulatory approval and completed the Arrangement.

The Company is entered into Services Agreements with each SpinCo pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

As at December 31, 2021, management determined the assets and liabilities of the SpinCos met the definitions of assets held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Consequently, assets and liabilities of the SpinCos were classified as a disposal group. In accordance with IFRS 5, on the reclassification of disposal group as assets held for sale or spin-off and discontinued operations, the Company remeasured the net assets of the SpinCos at the lower of cost and fair value less costs of disposal.

The net assets to be transferred to NickelCo were valued at $17,192,325 which was based on their carrying value at year-end. The net assets to be transferred to VanadiumCo were valued at $16,043,745 which was based on their carrying value at year-end. There was $Nil value ascribed to the royalties to be transferred to RoyaltyCo as they were internally generated assets with a $Nil carrying value.

During the year-ended December 31, 2021, the Company incurred $426,394 in transaction costs related to the Arrangement which were equally applied to each spin-out subsidiary.

As at December 31, 2021, the following is a summary of the assets and liabilities held for sale:

Assets and liabilities held for sale

	December 31, 2021
	NickelCo	VanadiumCo	Total
Current assets
Cash	$7,514,181	$411	$7,514,592
Prepaid expenses	-	2,172	2,172
Equipment	-	65,490	65,490
Mineral properties	16,452,656	16,017,567	32,470,223
	23,966,837	16,085,640	40,052,477

Current liabilities
Accounts payable and accrued liabilities	$284,383	$41,895	$326,278
Flying Nickel FT share liability	139,471	-	139,471
Flying Nickel subscription receipts, net	6,350,658	-	6,350,658
	6,774,512	41,895	6,816,407
Net assets	$17,192,325	$16,043,745	$33,236,070

5. PROPERTY SUMMARY

DEFINITIONS AND INTERPRETATIONS

This MD&A contains a number of technical terms relating to exploration and resource development that may be unfamiliar to a general reader. The following definitions are provided for reference and clarification, and reflect their common use and understanding in the mining industry:

13

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

“deposit” means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

“project”, as used in the context of the Pulacayo Project, the Gibellini Project, the Triunfo Project, the Sunawayo Project and the Titan Project defined in this MD&A, refers to a mineral project which, pursuant to NI 43-101, means any exploration, development or production activity, including a royalty or similar interest in these activities with respect to base metals, precious metals or industrial metals as it applies to the Company.

“property” refers to land concessions for which the Company holds mineral rights to conduct its activities.

“Qualified Person” means, pursuant to NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation, or mineral project assessment. This individual is a member or licensee in good standing of a professional association and has to have relevant experience of the subject matter of the mineral project and the technical report.

PULACAYO PROJECT, BOLIVIA

The scientific and technical information in this section of this MD&A that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com.

The Company filed an amended Pulacayo Technical Report on November 17, 2020. The Amended Pulacayo Technical Report was filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization and historic tailings piles.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita mining concession, from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca mineral deposits for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita mining concession, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

14

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Pulacayo Project comprises seven mining concessions covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

Mineral Resources and Reserves

The Pulacayo Technical Report describes mineral resources estimated following the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 (the “CIM Standards, 2014”). Two mineral resource estimates were disclosed according to the requirements of NI 43-101 for the Pulacayo Project, one for the Pulacayo deposit and one for the Paca deposit (the “Pulacayo MRE” and “Paca MRE”, respectively, and collectively referred to herein as the “Mineral Resource Estimate”).

The Mineral Resource Estimate has an effective date of October 13, 2020 and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. Apogee Mineral Bolivia S.A., the Company’s wholly owned Bolivian subsidiary, has invested over US$30 million at the Pulacayo Project since 2006.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Pulacayo Project is reported below:

Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective October 13, 2020**

Zone	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz
Open Pit Constrained	Indicated	47,380,000	101.0	1,365.0	687.5	202.0
	Inferred	4,165,000	8.0	80.3	53.5	14.3
Out-of-Pit	Indicated	660,000	5.7	19.6	6.4	6.5
	Inferred	900,000	5.2	42.4	8.3	7.4
Total:	Indicated	48,040,000	106.7	1,384.7	693.9	208.5
	Inferred	5,065,000	13.1	122.8	61.9	21.7

**Notes:

1.	The Mineral Resource Estimate was prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.

*Ag Eq. = silver equivalent (recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the silver equivalent (recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.

3.	Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4.

Pit-constrained mineral resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo MRE was optimized at a 12.3:1 strip ratio and the Paca MRE was optimized with at a 4.3: strip ratio.

5.

Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and general and administrative (“G&A”) at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.

6.

Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.

15

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

7.

Pit-constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t ag eq. within the optimized pit shells and pit-constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.

8.

Out of pit mineral resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.

9.	“Total” mineral resources for the Pulacayo MRE is the tonnage-weighted average summation of pit-constrained and out-of-pit Pulacayo deposit mineral resources.
10.	“Total” mineral resources for the Mineral Resource Estimate is the tonnage-weighted average summation of the total Pulacayo MRE and Paca MRE.
11.	Mineral resources were estimated using ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.	Bulk density was interpolated using ordinary Kriging methods for Pulacayo MRE. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca MRE, based on grade domain solid models.
13.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.	Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

The Mineral Resource Estimate is based on estimates of pit-constrained and out-of-pit mineral resources, details of which are presented in the following two tables for the Pulacayo and Paca deposits, respectively. The Pulacayo MRE incorporate 73,016 metres of diamond drilling (244 surface and 42 underground drill holes). The Paca MRE incorporates results of 104 diamond drill holes and 6 reverse circulation drill holes totaling 19,916 meters completed between 2002 and 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

Paca Deposit Pit-Constrained Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective Date October 13, 2020”.

Pulacayo Deposit Sensitivity Analysis from October 13th, 2020 Mineral Resource Estimate

The sensitivity analysis is shown in the following tables showing various pit-constrained grade-tonnage scenarios for the Pulacayo deposit based on a range of cut-off grades for the sulphide and oxide zones.

16

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,760,000	92			5.2
	Inferred	35,000	55			0.1
45 Ag g/t	Indicated	1,220,000	116			4.6
	Inferred	30,000	58			0.1
90 Ag g/t	Indicated	615,000	171			3.4
	Inferred					0
200 Ag g/t	Indicated	185,000	250			1.5
	Inferred					0

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1	884	379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5	873.1	376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3	655.4	299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1	326.5	182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1	148.4	92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521

 Note: Mineral resource estimate cut-off grade bolded.

17

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The following table shows sensitivity analysis for the Pulacayo deposit for out-of-pit grade tonnage scenarios:

Pulacayo Deposit Out-of-Pit Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
100 AgEq g/t	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
	Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
150 AgEq g/t	Indicated	530,000	321	1.3	0.49	5.5	15.2	5.7	6	354
	Inferred	680,000	220	2.25	0.46	4.8	33.7	6.9	6.6	300
200 AgEq g/t	Indicated	435,000	359	1.41	0.53	5	13.5	5.1	5.5	394
	Inferred	505,000	260	2.37	0.54	4.2	26.4	6	5.6	343
250 AgEq g/t	Indicated	350,000	397	1.53	0.59	4.5	11.8	4.6	4.9	435
	Inferred	375,000	309	2.14	0.64	3.7	17.7	5.3	4.6	381
300 Ag Eq g/t	Indicated	290,000	429	1.63	0.64	4	10.4	4.1	4.4	468
	Inferred	310,000	327	2.23	0.72	3.3	15.2	4.9	4	403
350 Ag Eq g/t	Indicated	230,000	462	1.74	0.7	3.4	8.8	3.5	3.7	504
	Inferred	225,000	358	2.18	0.85	2.6	10.8	4.2	3.1	434
400 Ag Eq g/t	Indicated	180,000	490	1.93	0.74	2.8	7.7	2.9	3.1	538
	Inferred	165,000	384	2.01	0.99	2	7.3	3.6	2.4	455

Note: Mineral resource estimate cut-off grade bolded.

Paca Deposit Sensitivity Analysis from October 13th, 2020 MRE

The Paca deposit is located 7 kilometers north of the Pulacayo deposit. Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades.

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

18

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530

Note: Mineral resource estimate cut-off grade bolded.

Reported results in the following section do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource. Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5-meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

On March 6, 2020, the Company released additional results from 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	0.34	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

19

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

On November 30, 2020, the Company announced that further to the news release dated October 14, 2020, it has received the complete assay results from the Company’s diamond drill program at the Paca deposit. All 5 drill holes intersected mineralization, with the results shown in the following table:

Hole ID	From	To	Length (m)	Ag g/t	Zn %	Pb %	AgEq*
PND114	1.5	18.0	16.5	43	0.11	0.36	55
PND115	3.0	69.0	66.0	48	0.10	0.80	75
PND116	7.0	37.0	30.0	23	0.15	0.42	41
PND117	51.0	82.0	31.0	3	0.45	0.31	31
PND118	18.0	38.0	20.0	25	0.09	0.09	29
PND118	67.0	179.0	112.0	15	0.50	0.48	50
including…	133.0	143.0	10.0	61	0.65	0.37	93

(*) Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length.

PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones.

20

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone.

PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart.

PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

The Company is integrating the drill results to the recently completed geomodelling. Commencement of next round of Paca drilling is tentatively scheduled for the first half of 2021.

In March 2020 the Company further announced that it had commenced district exploration program at its Pulacayo project. The Company would be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics would also be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined.

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company’s Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company’s existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine’s ore was carted for smelting during the 1800’s. Sample results are tabulated below:

Sample ID	TYPE	Azimuth	WIDTH (m)	Ag ppm	Pb %	Zn %	Ag Eq. ppm	Structure	DIP DIR	DIP
3879	Chip	350	1.5	400	0.876	0.929	420	Breccia	20	80
3883	Chip	350	0.9	77	0.342	0.287	91	Fault	0	72
3881	Chip	7	1.8	25	0.137	0.127	32	Contact	345	78
3878	Chip	13	0.9	5	0.306	0.399	29	Veinlets	0	85
3882	Chip	338	1.8	17	0.18	0.074	24	Veinlets	350	65
3880	Chip	5	1.9	6	0.132	0.102	14	Veinlets	345	65

(*) Silver equivalent is calculated as follows: Ag Eq.(g/t) = Ag (g/t)*89.2%+(Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for the Pulacayo project in 2013.

Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone (“Veta Pacamayo”). The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource and 5km south of Paca resource. Highlights of the tunnel chip samples taken in Veta Pacamayo include 420g/t AgEq* over 1.5 meters and 91g/t AgEq over 0.9 meters.

Geological mapping also identified a transition in the intensity of alteration (argillic-style) along the San Leon tunnel. Highest intensity alteration occurs in the Veta Pulacayo, and Veta Pacamayo areas and coincides with the highest observed chip sample silver values. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

21

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

In September 2020 geological mapping was conducted in the Pero area of the Pulacayo Project. Pero is located to the southeast of the Tajo Vein system that hosts the Pulacayo deposit. Geological mapping and surface sampling identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west Tajo Vein system trend, suggesting that the Tajo Vein system was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the Tajo Vein system coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

2021

On January 12, 2021, the Company announced the completion of a 980m drilling program testing the so-called Pero area located at the southeastern area of the Pulacayo project. The program was designed to follow-up on the 2020 sampling program in the area. Field work in 2020 identified potential structural remobilization in this area that might explain the erratic nature of mineralization within the Tajo Vein System as it occurs in this area of the property. A summary of results from this drilling is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

On June 21, 2021, the Company commenced a 2000m drilling program on the project. Based on the favorable results of an ongoing 108-km-line Induced Polarization (“IP”) geophysical survey, the Company testing a large linear anomaly measuring 1,400 meters in length, and up to 250 meters wide. The IP anomaly has never been drilled and is situated parallel to the main 3 km east-west trending Tajo vein system (TVS), which is just 300 meters to the south. Initial drill targets included El Abra, Veta Quatro, and Pacamayo—all of which exhibit high chargeability that starts shallow and runs vertically to at least 600 meters (IP detection limit) at depth. The program is ongoing as of writing.

22

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

On August 30, 2021, the company reported that further to news dated June 21, 2021, Silver Elephant has drilled 1,972 meters of its announced 2,000m drill program. Drilling has been completed at El Abra, Veta Quattro, and Pacamayo prospects identified through mapping and 2021 IP survey at Pulacayo District.  These are distant unexplored targets located up to 1km from the Pulacayo Tajo Vein System (“TVS”) whereat all of the historic production of 678 Moz occurred as reported by the National Geological and Mineral Service of Bolivia (SERGEOTECMIN)

It should be noted that the Pulacayo TVS showed up in the IP survey with high chargeability and medium resistivity, and that many of the IP anomalies such as Pacamayo in the survey carry very similar IP signatures to the TVS which is what makes these targets compelling.  Matrix Geotechnologies Limited of Canada has completed surveying at Paca as part of the expanded 108 line-km IP program and has identified additional targets which the Company will assess for possible drilling.

During the year ended December 31, 2021, the Company incurred total costs of $2,922,190 (2020 - $2,357,534; 2019 – 1,474,026) for the Pulacayo Project including $2,532,969 (2020 - $1,767,089; 2019 - $964,716) for geological, consulting and engineering services, $384,021 (2020 - $584,712; 2019 - $503,071) for personnel, legal, general and administrative expenses and $5,200 (2020 - $5,733; 2019 - $6,239) for fees and permits.

The Company also reports that the national COVID-19 quarantine in Bolivia was lifted in late-June of 2020. The Company has continued with various mapping and geophysical survey programs on the property since this time, which are still ongoing.  The Company will follow the guidance of federal and local authorities in Bolivia with regards to COVID-19.

2022 Outlook

The Company is planning

•	Complete a geological model incorporating collected metadata
•	Drill test high priority targets identified through modeling
•	Advance permitting for potential mining exploitation on the property
•	Complete a PFS to assess potential mining activity for the project

SUNAWAYO PROJECT, BOLIVIA

On September 8, 2020, the Company announced that it has entered into the Sunawayo SPA, a binding sales and purchase agreement with the Sunawayo Vendor to acquire the Sunawayo Project, a silver-lead mining project located immediately adjacent to the Malku Khota silver project in Bolivia.

The Sunawayo Project is patented land which the Company has secured rights to explore through the Sunawayo SPA, whereas Malku Khota is unpatented land administered by COMIBOL. In January of 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is currently under review. While the Company is engaging with COMIBOL to advance this process, the Company has not been provided with any timelines for any eventual approval. There are currently no existing resources or reserves on the Sunawayo property, and it remains an exploration stage project.

The purchase agreement of the Sunawayo Project includes a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to transfer the mining rights of the Sunawayo Project to the Company upon the Company paying it US$6,500,000. That payment consists of US$300,000 that was paid to the Sunawayo Vendor upon execution of the Sunawayo SPA with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021. The Company suspended the March 2021 installment and all proceeding installments while it verifies that the vendor is in compliance of Bolivia’s jurisdictional regulations.

23

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Company commenced the maiden drilling program for the Sunawayo project in January 2021. The first 2 drillhole results were received in February 2021 and announced on February 24th, 2021. The first drill hole intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth.  The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth Drilling continued to March 2021 with a total of 10 completed holes on the project. SWD010 intercepted 3 meters of mineralization grading 421 g/t silver, 0.92% lead, and 0.90% zinc (469 g/t AgEq) within 10 meters grading 144 g/t silver, 0.43% lead, and 0.97% zinc (183 g/t AgEq). SWD009 intercepted 2 meters of mineralization grading 50 g/t silver, 0.40% lead, and 7.67% zinc (290 g/t AgEq). Notable concentrations of Indium and Gallium were also reported in the same drillholes on May 6th, 2021.  While a 15-hole program was announced no further drilling was conducted as due diligence requiring the pending verification of the status of Sunawayo title and environmental permit by the vendor, as announced on May 21, 2021.

During the year ended December 31, 2021, the Company incurred total costs of $765,729 (2020 - $116,152; 2019 -$Nil) for the geological and consulting services.

During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. The Company has determined there was an indicator of potential impairment of the carrying value of the Sunawayo property due to the option agreement is not in a good standing. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As at December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

TRIUNFO PROJECT, BOLIVIA

On July 13, 2020, the Company executed the Triunfo Agreement with the Triunfo Vendor. The Triunfo Agreement provides the Company with the Triunfo Rights (consisting of the Exploration Right and the Purchase Right) with respect to the Triunfo Project. The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project (expected to occur no later than March 2021) until July 13, 2025, or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year (2021 – paid) to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain the Residual Interest. Upon exercise of the Purchase Right, the Company may make a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

•	the Residual Interest may be extinguished for US$300,000;
•	the Residual Interest may be reduced by 4% for US$250,000;
•	the Residual Interest may be reduced by 3% for US$200,000;
•	the Residual Interest may be reduced by 2% for US$150,000; or
•	the Residual Interest may be reduced by 1% for US$100,000.

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community. Exploration was conducted in 2005 through 2007 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Only 20% of the Triunfo Project was explored by Solitario.

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions. Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20 meters to 150 meters and are locally displaced for several meters by north-east trending faults. In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold.

24

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Triunfo Project contains polymetallic vein-style mineralization hosted in metasediments of the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi. Several dozen chip samples were taken from the surface and tunnels at Triunfo in late-May 2020. The sampling returned significant results from both blocks.

The following table shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

El Triunfo Chip Channel Results Returning 1g/t AuEq* or greater

ID	BLOCK	Type	WIDTH	Au	Ag	Pb	Zn	AuEq	AgEq
			(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)
46506	A	chip channel	3.9	2	113	3.46	0.12	8	814
46505	A	chip channel	2	4	29	1.34	0.06	8	806
46504	A	chip channel	2.1	1	69	2.52	1.82	6	547
46503	A	chip channel	2.2	1	64	1.93	0.13	5	465
46502	A	chip channel	3.8	1	55	2.34	1.08	4	415
46501	A	chip channel	2.3	0	75	2.61	1.29	4	406
46299	A	chip channel	2.8	2	25	0	0.02	4	385
46298	A	chip channel	2.3	1	35	1.42	1.76	4	366
46297	A	chip channel	2	2	40	0	0.01	4	358
46296	A	chip channel	2.4	1	96	0	0.01	3	304
46295	A	chip channel	2.1	2	6	0	0	3	293
46294	A	chip channel	3	0	46	2.88	0.14	3	289
46293	A	chip channel	1.3	1	15	0.34	0.03	3	284
46292	A	chip channel	2.6	1	75	0	0.04	3	270
46291	A	chip channel	2	0	42	1.88	0.45	3	265
46290	A	chip channel	2	0	47	1.76	0.1	3	251
46289	A	chip channel	1	1	31	0.54	0.02	2	238
46288	A	chip channel	1.7	0	20	0.53	2.23	2	218
46287	A	chip channel	1	1	30	0.35	0.11	2	210
46286	A	chip channel	3.4	1	14	0	0	2	209
46285	A	chip channel	3	1	5	0	0	2	207
46284	A	chip channel	2	0	25	1.02	0.37	2	206
46283	A	chip channel	2.2	1	6	0	0	2	178
46282	A	chip channel	1.3	1	2	0	0	2	175
46281	A	chip channel	1.5	0	42	0	0.01	2	168
46279	A	chip channel	2.4	1	14	0	0	2	164
46278	A	chip channel	2	0	17	0.59	0.41	2	151
46277	A	chip channel	2.1	1	26	0	0	2	149
46276	A	chip channel	2	0	16	0.54	0.23	1	126
46275	A	chip channel	2	0	6	0.25	0.23	1	126
46274	A	chip channel	4	1	2	0	0	1	118
46273	A	chip channel	2.3	1	4	0	0	1	114
46272	A	chip channel	2.9	1	4	0	0.01	1	109
46271	A	chip channel	2	0	11	0.3	0.36	1	102
46270	A	chip channel	2.4	0	9	0.02	0.02	1	97
46269	A	chip channel	2.5	0	23	0.25	0.46	1	95

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

25

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

On November 25, 2020, the Company announced it has received the complete assay results from the Triunfo Project.

Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

Notable highlights include:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR006	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD) and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

26

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Mineralization is hosted in altered black shales exhibiting hydrothermal sheeted quartz-carbonate vein sets that are concentrated along the axes of regional anticlinal fold structures.

Assay results are detailed in the table below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR004	14.0	15.0	1.0	0.24	18.85	0.21	0.65	0.70
	17.0	18.0	1.0	0.74	2.21	0.03	0.04	0.78
	71.0	74.0	3.0	1.11	5.01	0.00	0.00	1.16
TR005	61.0	62.0	1.0	0.59	8.00	0.00	0.01	0.67
	122.0	124.0	2.0	0.50	2.29	0.01	0.02	0.53
TR006	5.0	6.0	1.0	0.73	3.19	0.10	0.13	0.84
	20.0	21.0	1.0	0.15	11.10	0.35	0.29	0.48
	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR006	94.5	101.5	7.0	0.56	23.21	0.82	0.56	1.26
	106.5	107.4	0.8	0.32	12.70	0.25	0.01	0.54
	120.0	121.0	1.0	0.07	15.90	0.50	0.67	0.62
	142.8	143.3	0.5	0.60	0.43	0.00	0.00	0.61
	190.0	191.3	1.3	0.72	89.58	2.07	0.16	2.42
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR007	118.5	119.5	1.0	0.03	4.55	0.17	0.53	0.30
	121.5	122.5	1.0	0.30	3.69	0.07	0.46	0.50
	125.5	126.3	0.8	0.56	3.18	0.09	0.03	0.63
	179.0	181.0	2.0	1.05	1.38	0.01	0.01	1.07
	185.6	186.2	0.6	0.44	5.69	0.02	0.01	0.51
	196.0	197.0	1.0	0.74	1.46	0.00	0.00	0.76
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05
TR008	138.1	139.1	1.0	0.71	0.90	0.01	0.00	0.72
	149.0	151.0	2.0	0.10	22.73	0.78	0.03	0.61
	156.0	157.0	1.0	0.74	1.33	0.02	0.01	0.76
	183.0	183.6	0.6	1.65	2.62	0.02	0.01	1.69
	231.6	232.6	1.0	0.41	4.50	0.00	0.00	0.46
	247.5	250.0	2.5	1.64	35.99	0.00	0.00	2.01
	257.0	258.0	1.0	0.78	2.15	0.00	0.00	0.80

*See Notes on gold equivalent (AuEq) calculations and metals prices above.

Reported widths in all tables are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 54% to 65% of reported core length. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

27

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Silver Elephant has completed a 30 line-km IP survey at its El Triunfo project and has identified several IP anomalies. Of particular interest is an anomaly that extends 200m east of the artisanal workings where all prior exploration and drilling occurred.  The east anomaly measures 50 to 75m wide, and 200m along strike and appears to be 100 to 200 meters from surface. This anomaly is open to the east as the Company ground crew compiles remaining data to determine its full dimensions. This east anomaly has never been drilled and exhibits the same IP signature as prior drilled areas beneath the artisanal workings to the west.

Significant prior drill results at El Triunfo west are tabulated below as reference (refer further to news release dated November 25, 2020):

Hole ID	From-To	Length	Au	Ag	Zn	Pb	AuEq
		(m)	(g/t)	(g/t)%		%	(g/t)
TR006	40.0-76.0	36	0.49	15.46	0.54	0.44	0.97
including…	58.0-72.0	14	0.48	20.23	0.76	0.66	1.16
TR007	13.0-111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0-111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8-84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0-51.4	6.4	1.6	56.49	1.66	0.94	3.05

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Based on core-angle measurements, true widths range from 54% to 65% of reported core length.

Significant assay results from a total of 74 surface samples, taken as part of the mapping program on this eastern extension, are tabulated below.

Sample No.	Type	Width (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq (g/t)
3495	CHIP	0.6	4.3	173.0	0.07	2.50	6.8
3494	CHIP	1.0	2.4	34.4	0.12	0.55	3.0
3477	CHIP	1.1	2.3	44.9	5.88	6.57	6.9
6558	CHIP	2.4	1.9	1.1	0.00	0.00	1.9
6572	CHIP	1.9	1.4	0.6	0.00	0.00	1.4
3488	CHIP	1.0	0.9	8.0	0.00	0.00	1.0
3500	CHIP	2.2	0.9	187.0	4.48	5.40	6.0
6503	CHIP	1.0	0.7	15.4	0.32	1.00	1.3
3499	CHIP	2.6	0.7	38.0	0.06	1.03	1.4
6582	CHIP	0.3	0.7	294.0	2.09	6.11	6.3
3475	CHIP	3.0	0.5	124.0	0.90	4.74	3.5
6517	CHIP	1.1	0.3	24.0	3.08	0.76	1.9

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

The IP anomaly correlate to the findings from the Company’s geological mapping program which demonstrates that both the sheeted vein system, and host rocks (Tertiary-aged black shales) to the polymetallic mineralization intercepted at prior El Triunfo drill holes, extend another 1.5km eastward.

So far, the identified mineralized strike on the project has expanded from 750m to 2.3km, the Company is working to prioritize drill targets based on all available information to commence October drilling.

On January 25, 2022, the Company announced that it has commenced a 1,500 meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation (“IP”) geophysical anomalies detected in late 2021 (“Triunfo East”). The IP anomalies are coincident with surface Au-Ag mineralization that was observed during a geological mapping field program in early 2021.

The drilling program is a follow-up to the Company’s maiden drill program in 2020 where three of the four wide-spaced diamond drill holes intercepted mineralization, starting from surface across a 750 meter mineralized trend (“Triunfo West”). Triunfo West is where artisanal mining and all prior drilling had occurred, including TR007, which encountered 98.9 meters of 1 g/t AuEq* (0.4g/t Au, 23 g/t Ag, 0.74% Zn, 0.58% Pb).

During the year ended December 31, 2021, the Company incurred consulting costs of $209,260 (2020 - $327,989) for geological and consulting services for the Triunfo Project.

28

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Company’s 2022 Triunfo objectives are:

•	Test targets identified in the 2021 mapping program through drilling;

•	Determine continuity of mineralization over the extend strike length of the property;

•	Ascertain the potential of a resource on the property;

•	Complete NI43-101 technical report for the project.

GIBELLINI PROJECT, NEVADA, USA (as of December 31, 2021, property held for spin-out)

The Company holds, as a claim holder or through leasehold assignments, a 100% interest in the claims comprising the Gibellini Project, which the Company aims to make the first operating primary vanadium mine in North America. The Gibellini Project is situated on the southeast flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada.

The Gibellini Project consists of a total of 587 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 442 claims, which includes 201 Bisoni claims. The Gibellini Project is located in Eureka County, Nevada, as well as 22 of the Bisoni group of claims, with the remaining 179 claims extending from the Eureka country border southwest into Nye County, Nevada.

The Company is working to bring the Gibellini Project into production in order to address the supply-demand gap for vanadium projected to 2023. The projected demand is largely driven by higher rebar standards imposed by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply is restricted by China’s improved environmental-standards on its vanadium mining and processing. The supply-demand gap is expected to affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

The Gibellini Project is situated on the southeast flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

29

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through the lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine ( referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, which will be deemed an Advance Royalty Payment.

The Company also entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 newclaims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for payment by the Company to the Former Louie Hill Lessors of both advance royalty payments and net smelter return royalty payments. As with the Gibellini MLA, the advance royalty payments are calculated based on an agreed formula relative to the average vanadium pentoxide price for the prior year, for a total amount not to exceed US$28,000 per year (the “Louie Hill Advance Royalty Payments”). Upon commencement of production, the obligation to make Louie Hill Advance Royalty Payments will be replaced by a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims.

30

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1 million, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of the commencement of production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

In December 2017, the Company expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini claim group covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Common Share purchase warrants to arm’s-length, private parties.

In September 2020, the Company acquired the Bisoni Project from CellCube Energy Storage Systems Inc. (“Cellcube”). As consideration for the acquisition of the Bisoni Project under the Bisoni Asset Purchase Agreement, the Company issued 400,000 Common Shares and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000, calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

The expanded Bisoni group of claims is located within the same formation and lithologic units as the Gibellini group of claims. The general geology in this area considered to be an extension of the geology found within the Gibellini group of claims.

In August 2020 the Company expanded the land position at the Gibellini Project, by staking a total 32 new claims adjacent to the project.

On November 20, 2017, the Company filed an independent technical report titled “Gibellini Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”2017 Gibellini Report”) prepared by the Wood Group. The 2017 Gibellini Report was filed with Canadian securities regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com.

On June 25, 2018, the Company filed a technical report titled “Gibellini Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood Group (the “2018 Gibellini PEA”). The 2018 Gibellini PEA has an effective date of May 29, 2018 and is available under the Company’s SEDAR profile at www.sedar.com. Each of the authors of the 2018 Gibellini PEA are "independent" Qualified Persons within the meaning of NI 43-101.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

Gibellini Deposit Mineral Resource Estimate and 2018 Gibellini PEA

On June 25, 2018, the Company filed the 2018 Gibellini PEA, which provides an updated mineral resource estimate for the Gibellini Project.

The 2018 Gibellini PEA replaces the 2017 Gibellini Report. The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2018 Gibellini PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

31

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The 2018 Gibellini PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined measured and indicated mineral resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the measured and indicated mineral resources is 131.34 million pounds V2O5. The inferred mineral resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the inferred mineral resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit mineral resource estimate (the "Gibellini Deposit Mineral Resource Estimate"), which is derived from the 2018 Gibellini PEA:

Gibellini Deposit Mineral Resource Estimate***

Confidence Category	Domain	Cut-off V2O5 (%)	Tons (Mt)	Grade V2O5(%)	Contained V2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

***Notes:

1.

The Qualified Person for the Gibellini Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the Wood Group of companies. The Gibellini Deposit Mineral Resource Estimate has an effective date of May 29, 2018.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.

Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb.; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.

5.

Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The 2018 Gibellini PEA provides an inferred mineral resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit mineral resource estimate (the "Louie Hill Deposit Mineral Resource Estimate"):

32

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Louie Hill Deposit Mineral Resource Estimate***

Confidence Category	Cut-off V2O5 (%)	Tons (Mt)	Grade V2O5(%)	Contained V2O5(Mlb)
Inferred	0.101	7.52	0.276	41.49

***Notes:

1.

The Qualified Person for the Louie Hill Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the Wood Group of companies . The Louie Hill Deposit Mineral Resource Estimate has an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Oxidation state was not modeled.
4.

Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the Louie Hill Deposit Mineral Resource Estimate, an overall 40º slope angle assumption was used.

5.

Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-hosted argillite unit ranges from 175 to over 300 ft thick and overlies gray mudstone and black shales. The argillite has been oxidized to various hues of yellow and orange to a depth of 100 ft and is believed to have been part an overall homogenous black shale unit. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2015, with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since its acquisition of the Gibellini Project.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, will need to be undertaken to secure any future power supply contract and transmission line to the site.

In conformance with BLM permitting requirements and Secretarial Order 3355, the Company submitted a package of enhanced baseline reports (the "Enhanced Baseline Reports") on March 22, 2019. Following the BLM review of the baseline reports, the Company submitted the Gibellini Mine Plan of Operations (the “Gibellini MPO”) to the Battle Mountain District office of the BLM and the Reclamation Permit application to the State of Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation on June 28, 2019.

The Gibellini MPO includes over 1,100 pages of detailed development plans for the Gibellini Project exploration activities, open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini deposit with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads. The Company currently has no timeline to production.

In addition, the Gibellini MPO includes the following management plans and engineering studies:

•	quality assurance plan;
•	storm water management plan;
•	adaptive waste rock management plan;
•	monitoring plan;

33

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

•	noxious weed management plan;
•	spill contingency plan;
•	feasibility study level pit slope design;
•	heap leach and waste rock dump facility stability report;
•	closure plan;
•	water management plan;
•	interim closure plan;
•	transportation plan;
•	radiation protection plan;
•	climate data and surface water hydrology;
•	seismic hazard analyses; and
•	engineering design criteria.

In August 2018, NewFields completed the Gibellini heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP “) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

2021 PEA Highlights:

The 2021 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

All dollar values are expressed in US dollars unless otherwise noted.

Highlights of the 2021 PEA (after tax):

Internal rate of return	25.4%
Payback period	2.49 years
Life of mine	11.1 years
Total V2O5 recovered	114.6 million lbs
Average V2O5 selling price	$10 per lb
Cash operating cost	$4.70 per lb V2O5
All-in sustaining cost	$6.04 per lb V2O5
Initial capital cost including 25% contingency	$147 million
Average grade	0.271% V2O5
Strip ratio (waste:leach)	0.18:1
Mining operating rate	9,700 tons per day
Total material leached	33.4 million tons
Average V2O5 recovery through direct heap leaching	63.4%

Mineral Resources

The PEA Mineral Resource is based on Measured, Indicated and Inferred Mineral Resource estimates for the Gibellini deposit and Inferred Mineral Resource estimates for the Louie Hill and Bisoni McKay deposits, totaling131.34 million pounds of contained V2O5  in the Measured and Indicated categories, and 227.81 million pounds of contained V2O5 in the Inferred category.

34

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Mineral Resource Statement, Gibellini

Confidence Category	Domain	Cut-off V2O5 (%)	Tons (kton)	Grade V2O5(%)	Contained V2O5(klb)
Measured	Oxide	0.101	3,960	0.251	19,870
	Transition	0.086	3,980	0.377	29,980
Indicated	Oxide	0.101	7,830	0.222	34,760
	Transition	0.086	7,190	0.325	46,730
Total Measured and Indicated			22,950	0.286	131,340
Inferred	Oxide	0.101	160	0.170	550
	Transition	0.086	10	0.180	30
	Reduced	0.116	14,800	0.175	51,720
Total Inferred			14,970	0.175	52,300

Notes:

1.

The Qualified Person for the estimate is Mr. Todd Wakefield, RM SME of Mine Technical Services Ltd. The Mineral Resources have an effective date of 5 June 2021. The resource model was prepared by Mr. E.J.C. Orbock III, RM SME.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.

Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price of $14.64/lb; mining cost: $2.21/st mined; process cost: $13.62/st processed; general and administrative (G&A) cost: $0.99/st processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/st for oxide material, 16.35 ft3/st for transition material and 14.18 ft3/st for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40° pit slope angle assumption was used.

5.

Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Mineral Resource Statement, Louie Hill

Confidence Category	Cut-off V2O5 (%)	Tons (kton)	Grade V2O5 (%)	Contained V2O5 (klb)
Inferred	0.101	7,520	0.276	41,490

Notes:

1.

The Qualified Person for the estimate is Mr. Todd Wakefield, RM SME, of Mine Technical Services Ltd. The Mineral Resources have an effective date of 5 June 2021. The resource model was prepared by Mr. Mark Hertel, RM SME.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Oxidation state was not modeled.
4.

Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price of $14.64/lb; mining cost: $2.21/st mined; process cost: $13.62/st processed; general and administrative (G&A) cost: $0.99/st processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/st for mineralized material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40° pit slope angle assumption was used.

5.

Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Area	Confidence Category	Domain	Cut-off V2O5 (%)	Tons (kton)	Grade V2O5 (%)	Contained V2O5 (klb)
North Area A	Inferred	Oxide	0.107	6,970	0.29	39,720
		Transition	0.124	1,500	0.33	9,900
		Reduced	0.139	9,080	0.39	70,580
Total North Area A	Inferred	All	Variable	17,540	0.34	120,210
South Area B	Inferred	Oxide	0.107	1,470	0.28	8,160
		Transition	0.124	320	0.40	2,540
		Reduced	0.139	510	0.30	3,100
Total South Area B	Inferred	All	Variable	2,300	0.30	13,810
Total	Inferred	All	Variable	19,850	0.34	134,020

Notes:

1.	The Qualified Person for the estimate is Mr. Todd Wakefield, RM SME, of Mine Technical Services Ltd. The Mineral Resources have an effective date of 5 June 2021.
2.	Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.

35

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

3.

Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price of $11.50/lb; mining cost: $2.90/st mined; process cost: $13.75/st; general and administrative (G&A) cost: $1.00/st processed; metallurgical recovery assumptions of 65% for oxide material, 56% for transition material and 50% for reduced material; tonnage factors of 16.86 ft3/st for oxide material, 16.35 ft3/st for transition material and 14.18 ft3/st for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.625/lb. An overall 40° pit slope angle assumption was used.

4.

Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Mining & Processing

A subset of the Gibellini and Louie Hill Mineral Resource estimates were adopted in the 2021 PEA mine plan. Bisoni McKay Mineral Resource estimate was not included in the mine plan in the 2021 PEA to better reflect the Company’s already submitted plan of operation in its permitting efforts.

Subset of the Gibellini Mineral Resource Estimate within the 2021 PEA Mine Plan

Leach Material	Domain	Cutoff V2O5 (%)	Tons ('000)	V2O5 Grade (%)	Contained V2O5 Lbs ('000)
Measured	Oxide	0.135	3,890	0.253	19,684
	Transition	0.135	3,944	0.378	29,824
	Reduced	0.135	-	0.000	-
Indicated	Oxide	0.135	6,246	0.240	30,024
	Transition	0.135	7,056	0.316	44,624
	Reduced	0.135	-	0.000	-
Total Measured and Indicated			21,136	0.294	124,156
Inferred	Oxide	0.135	116	0.174	403
	Transition	0.135	-	0.000	-
	Reduced	0.135	5,183	0.163	16,919
Total Inferred			5,299	0.163	17,323

Subset of the Louie Hill Mineral Resource Estimate within the 2021 PEA Mine Plan

Leach Material	Domain	Cut-off (%)	Tonnage (kton)	V2O5 (%)	V2O5 (klb)
Inferred	Oxide	0.155	6,963	0.282	39,315
	Transition	0.155	—	0.000	-
	Reduced	0.155	—	0.000	-
Total Inferred			6,963	0.282	39,315

Capital and operating costs for the 2021 PEA are based on supplying 3 Mt of crushed and agglomerated leach material annually from two open pits at Gibellini and Louie Hill.  Initial mine development will be focused on Gibellini, with Louie Hill following nine years later.

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine using a truck and loader fleet consisting of 100-ton trucks and front-end loaders. A power line would be constructed from an existing transmission line and water will be leased from a private ranch. Both water and power sources are within five miles of the planned mining operations.

36

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The average annual mine production during the 11.1 year mine life will be 3.56 million tons of leach material (3 Mst) and waste (0.56 Mst) at a strip ratio of 0.18 (w:l).

Period	Total	Rock Waste	Oxide Leach	Transition Leach	Reduced Leach	Leach Total	V2O5	Contained V2O5	Produced V2 O5
	(kt)	(kt)	(kt)	(kt)	(kt)	(kt)	(% V2O5)	(mbls)	(mbls)
YR1	3,002	2	2,573	424	2	3,000	0.298	17,877	10,915
YR2	3,072	72	2,025	974	1	3,000	0.320	19,221	12,297
YR3	3,117	117	766	2,185	50	3,000	0.401	24,059	16,293
YR4	3,096	96	2,423	577	0	3,000	0.227	13,602	8,638
YR5	3,081	81	1,096	1,862	42	3,000	0.281	16,881	11,252
YR6	3,011	11	395	2,158	447	3,000	0.292	17,519	11,824
YR7	5,943	2,943	641	1,817	542	3,000	0.224	13,447	8,926
YR8	4,232	1,232	308	960	1,732	3,000	0.178	10,657	6,409
YR9	3,203	203	591	44	2,365	3,000	0.187	11,214	6,121
YR10	3,067	67	3,000	0	0	3,000	0.364	21,857	12,999
YR11	4,191	1,191	3,000	0	0	3,000	0.218	13,057	7,922
YR12	518	121	397	0	0	397	0.177	1,405	870
YR13									101
Total	39,533	6,136	17,215	11,000	5,183	33,397	0.271	180,794	114,568

Mining will be completed using contract mining, with Silver Elephant’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work.

The processing method envisioned will be to feed leach material from the mine via loader to a hopper that will feed a crushing plant. The leach material will be fed to the agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution (“PLS”) will be sent to the process building for metal recovery.  In the process building, the PLS will go through solvent extraction (“SX”) and stripping processes to produce vanadium pentoxide.

Capital and Operating Costs

During the capital period, an initial leach pad having a capacity of 16.7 Mst will be constructed and will be followed by one expansion of approximately 16.7 Mst.  The total initial capital cost is estimated at approximately $147 million.

37

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Project Capital Cost Estimate

Cost Description	Total ($000s)
Open Pit Mine
Mobile equipment	122
On Site Infrastructure
Site preparation	2,740
Roads	1,577
Water supply	2,263
Sanitary system	69
On-site electrical	2,325
Communications	187
Contact water ponds	186
Non-process facilities - buildings	8,594
Process Facilities
Material handling	21,730
Heap leach system	22,033
Process plant	24,167
Off-Site Infrastructure
Water system	5,095
Electrical supply system	3,657
First fills	975
Total Direct Cost	95,720
Construction indirect costs	5,355
Sales Tax/OH&P	5,333
EPCM	11,178
Contingency	29,396
Total Project Cost	146,982

Note:  OH&P = overhead and profit, EPCM = engineering, procurement and construction management

Sustaining capital is estimated at $25.2 million.

Sustaining Capital Costs

Description	Total ($000s)
Leach pad expansions	23,069
Haul road to Louie Hill	814
Storm water controls Louie Hill pit/waste rock facility/roads	386
Equipment annual allowance	971
Total Sustaining Capital	25,240

Operating costs are estimated to average $16.12 per ton leached, or $4.7/lb V2O5 recovered

Operating Costs

Total Cash Operating Cost	$ per Ton Leached	$ per lb of V2O5 Recovered
G&A	0.97	0.28
Mining Cost	3.36	0.98
Total Processing Cost	11.79	3.44
Total	16.12	4.70

The cash operating costs in the first half of the Gibellini project covering years 1–7 is $4.20 per lb of V2O5 produced and for years 8–12 is $5.87 per lb of V2O5 produced, resulting in a weighted average cash cost of $4.70 per lb of V2O5 produced and all-in sustaining cost of $6.04/lb. The cash operating cost is lower in the first half of the Gibellini project due to processing of higher-grade material.

Vanadium Recoveries and Metallurgical Testing

Approximately 114.6 million pounds of V2O5 is expected to be produced from the Gibellini and Louie Hill leaching operations at an average recovery of 63.4% (oxide: 60%, transition: 70% and reduced: 52%).  The heap leaching will be performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The PLS will be continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle.

The direct heap leach vanadium recovery estimates used in the 2021 PEA were based on extensive metallurgical test work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the Gibellini deposit and are considered to be representative of the various types and styles of mineralization within that deposit. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching.

38

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Solvent extraction processing was conducted to recover vanadium from sulfuric acid PLS generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory-scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was successfully conducted on the loaded strip solution to purify, precipitate and extract final marketable vanadium-bearing products.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. A sensitivity analysis to vanadium price indicates strong project economics even in very challenging conditions, and that the Gibellini project is well positioned to benefit from the current rising vanadium price environment.  A 30% increase in the vanadium price to $13/lb V2O5 relative to the base case translates to a 42% IRR and $295.4 million after-tax net present value at a 7% discount rate.

Sensitivity Analysis to Changes Vanadium Price

V2O5 Price Change	V2O5 Price	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(US$/lb)	(%)	(US$ M @ 7%)	(US$ M)
45	14.50	49%	377.0	671.5
30	13.00	42%	295.4	536.8
15	11.50	34%	212.3	399.7
Base Case	10.00	25%	127.9	260.8
-15	8.50	14%	42.1	122.3
-30	7.00	0%	(55.8)	(38.9)
-45	5.50	0	(155.1)	(202.0)

Sensitivity Analysis to Changes in Vanadium Grades

Grade Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	48%	363.8	649.7
30	41%	286.6	522.2
15	34%	207.7	392.2
Base Case	25%	127.9	260.8
-15	15%	46.9	130.0
-30	0%	(45.2)	(21.4)
-45	0	(139.0)	(175.5)

Sensitivity Analysis to Changes in Capital Cost Estimates

CAPX Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	14%	69.2	197.5
30	17%	89.2	218.6
15	21%	108.6	239.7
Base Case	25%	127.9	260.8
-15	31%	146.9	281.9
-30	38%	165.8	303.0
-45	0	184.7	324.1

39

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Sensitivity Analysis to Changes in Operating Cost Estimates OPEX

Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	8%	3.6	50.6
30	15%	49.2	128.5
15	21%	89.2	195.3
Base Case	25%	127.9	260.8
-15	29%	166.4	326.7
-30	33%	203.7	390.7
-45	0	239.9	452.6

Permitting

A Notice of Intent (“NOI”) to prepare an Environmental Impact Statement (“EIS”) for the Gibellini project was published on July 14, 2020 in the Federal Register. The NOI commences the National Environmental Policy Act (“NEPA”) review by the Bureau of Land Management (“BLM”). The Gibellini project conforms to the current U.S. administrations green energy initiatives and the EIS Record Of Decision (“ROD”) is expected in early 2022. Operating permits from the State of Nevada are on track to be received on the same timeline as the ROD. The renewable energy alternative in the EIS includes 6 MW of solar panels and a 10 MW vanadium flow battery to provide 100% of the Gibellini project’s electrical power demand. If selected by the BLM, the Gibellini project would be the first mine in the US completely powered by renewable energy. The Gibellini project would also be the first primary vanadium mine in the U.S.

Vanadium as a Critical Metal

Vanadium was designated a critical material by the U.S. government in 2018 due to its importance to the defense and energy storage sectors and there being no domestic production with all supply through imports, mostly from Russia, China, and South Africa.

Vanadium alloy steel is 30% lighter than non-alloyed steel, with double the tensile strength. It is used extensively in the aerospace and defense sectors, as well as in skyscraper construction. A structural vanadium deficit is expected to occur by 2025 with the rising popularity of the vanadium redox flow battery which is a mature technology featuring up to an eight-hour duration discharge and is scalable to hundreds of megawatt hours.  Battery life is projected to be a minimum of 20 years with no expected degradation of the vanadium or the charge density.

Expansion Potential

Opportunity exists to upgrade the Gibellini, Louie Hill and Bisoni Mckay Inferred Mineral Resources to higher confidence categories through drilling, and to incorporate Bisoni McKay Mineral Resources in future economic studies.

The acquisition of the Bisoni McKay deposit in September of 2020 significantly expanded the Company’s land position from approximately 7 km of Woodruff Formation strike to 21 km .  The Woodruff Formation is the host of the vanadium mineralization in the three deposits. Numerous vanadium-bearing surface rocks were identified by the Company in its 2019 reconnssance program of surface exposures of the Woodruff Formation.   These may warrant drill programs upon further investigation (see Company’s press release dated May 26, 2019).

Data Verification

Data verification performed in support of the Mineral Resource estimates included in the technical report that supports the 2021 PEA included site visits; review of QA/QC data, sampling analytical data and drill campaigns; database verification; review of metallurgical data and metallurgical recovery assumptions including projected leach pad performance; review of mine and recovery plan assumptions; and review of commodity price, capital and operating cost assumptions.

40

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Gibellini Project Exploration Prospects

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 kilometers southwest of the Gibellini Hill measured and indicated resource and 1.8 kilometers southwest of the Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300-meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in table below.

V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 kilometers southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the following table.

41

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 kilometers northeast of the Gibellini Hill deposit and 2.5 kilometers northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in the following table.

V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

42

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Bisoni-McKay Claims

On August 24, 2020 the Company announced it had commenced the acquisition of the Bisoni-McKay Project from CellCube. This transaction was successfully completed and announced on September 18, 2020.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the North East prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

Project Activities

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement (the "Water Supply Agreement") with the owner of a private ranch, located approximately 14.5 kilometers from the Gibellini Project. The Water Supply Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Under the terms of the Water Supply Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014 license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Water Supply Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources.

Offtake and Project Financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course. Currently the Company has no timeline to production or project financing.

Permitting

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from the BLM were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits ("WPCP") are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site closure plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the closure plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

43

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (“NAAQS”).

The Enhanced Baseline Reports (“EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow environmental protection measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

Integration with BLM 12-month 3355 Environmental Impact Statement Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the plan of operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

On July 14, 2020, the NOI to prepare the EIS was published in the Federal Register. The NOI formally commences the 12-month timeline to complete the National Environmental Policy Act review and EIS preparation by the BLM. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.

A news release dated July 16, 2020 from the BLM Mount Lewis Office stated the following: “If approved, this project would provide hundreds of jobs and will contribute to the nation’s domestic source of critical minerals,” said Doug Furtado, Battle Mountain District Manager. “The Gibellini mine would also be the first vanadium mine in the U.S. and, in accordance with Secretarial Order 3355, we anticipate having a record of decision in 12 months.

As there is currently no primary domestic production of vanadium, the United States is dependent on foreign sources of vanadium; this creates a strategic vulnerability for both the economy and military to adverse government action or other events that can disrupt the supply of this key mineral.”

The Company continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2022 and be completed in 2023 with the Gibellini Project wet commissioning expected to be in 2023.

In August 30, 2021, the Company announced the results of a preliminary economic assessment (the “2021 PEA”) for the Gibellini Project demonstrates an after-tax internal rate of return (“IRR”) of 25.4%, and after-tax cumulative cash flow of $260.8 million, assuming an average vanadium pentoxide (V2O5) price of $10.00 per pound.

The 2021 PEA was prepared by Wood and MTS and is available under the Company’s SEDAR profile.

During the year ended December 31, 2021, the Company incurred total costs of $2,727,487 (2020 - $2,435,857; 2019 - $4,956,938) for the Gibellini Project including of $Nil (2020 - $2,253,566; 2019 - $Nil) for acquisition of new claims, $1,547,810 (2020 - $897,085; 2019 – $3,200,773) for geological and engineering services, $789,579 (2020 - $1,190,607; 2019 – 1,470,007) for personnel, legal, general and administrative expenses, and $390,098 (2020 - $348,165; 2019 - $286,158) for fees and taxes.

44

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Company intends to continue with the permitting process to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. The permits the Company expects to receive are presented in the following table:

Required Permits and Regulatory Authorizations for Gibellini Project

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment Permit Sewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

MINAGO PROJECT, MANITOBA, CANADA (as of December 31, 2021, included in assets held for sale)

Silver Elephant Mining Corp. acquired Minago Nickel Project located in Thompson nickel belt (“TNB”), Manitoba, Canada (the “Minago Project”) in February 2021.

The Minago Project is located in the southern extent of Manitoba’s TNB. Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project area. Vale currently mines and produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the Minago project. Its nickel concentrates are shipped by rail to its Sudbury smelter for processing to refined nickel.

The 2010 feasibility study completed on behalf of Victory Nickel Inc. for the Minago Project is now historical in nature and no longer applies. However, that study includes results of a metallurgical test program that developed a sulphidic nickel head grade-recovery curve for use in pit optimization and economic assessment of the project. Flotation development tests and locked cycle tests (LCT) were conducted on a master composite of open pit mineralization samples having grades of 0.54% total Ni and 0.36% sulphidic Ni. Results of this work indicated that a nickel concentrate containing 22.27% Ni and 10.43% MgO can be produced with an equivalent sulphidic nickel recovery of 77.2% and a total nickel recovery of 52.3% (Feasibility Study, Minago Nickel Mine, dated March 4, 2010, prepared by Wardrop Engineering Inc. for Victory Nickel Inc. and filed on SEDAR by Victory Nickel Inc.). These historical metallurgical results are relevant to ongoing evaluation of the Minago Project, and the Company intends to thoroughly evaluate them through a new metallurgical program that will support its plan to move the Minago Project forward through feasibility assessment leading to production.

45

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

On July 6, 2021, the Company announced results of a new mineral resource estimate (“MRE”) for the Minago Project. The MRE has an effective date of July 2, 2021 and includes a Measured and Indicated mineral resource of 722 million lbs of contained nickel and an Inferred mineral resource of 319 million lbs of contained nickel. All resources occur within a mineral lease that is surrounded by 94 mineral claims plus a second mineral lease held by the Company, comprising a total area of 197 km2.

There are no known legal, political, environmental, or other risks identified by the Company at the July 2, 2021 effective date that would materially affect potential future development of the Minago Project.

The MRE was prepared by Mercator Mercator”). AGP Mining Consultants (“AGP”) provided pit optimization and associated services. Stantec Ltd. (“Stantec”) provided site visit and professional support on environmental permitting review. All three firms are independent of Silver Elephant as defined under NI 43-101.

Table 1: Minago Project Mineral Resource Estimate – Effective July 2, 2021

Type	Ni % Cut-off	Category	Rounded Tonnes	Ni %	Ni lbs (millions)
Open Pit	0.25	Measured	11,490,000	0.73	184.92
		Indicated	12,450,000	0.69	189.39
		Measured and Indicated	23,940,000	0.71	374.30
		Inferred	2,070,000	0.57	26.01
Underground	0.5	Measured	610,000	0.81	10.89
		Indicated	19,680,000	0.77	334.08
		Measured and Indicated	20,290,000	0.77	344.97
		Inferred	17,480,000	0.76	292.88
Combined	0.25/0.50	Measured	12,100,000	0.73	194.73
		Indicated	32,130,000	0.74	524.17
		Measured and Indicated	44,230,000	0.74	721.58
		Inferred	19,550,000	0.74	318.94

See notes following Table 3

46

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Table 2: Nose Zone Mineral Resource Estimate – Effective Date July 2, 2021

Type	Ni % Cut-off	Category	Rounded Tonnes	Ni %	Ni lbs (millions)
Open Pit	0.25	Measured	11,490,000	0.73	184.92
		Indicated	10,310,000	0.70	159.11
		Measured and Indicated	21,800,000	0.72	344.02
		Inferred	1,410,000	0.51	15.85
Underground	0.5	Measured	610,000	0.81	10.89
		Indicated	13,870,000	0.80	244.62
		Measured and Indicated	14,480,000	0.80	255.52
		Inferred	10,610,000	0.80	187.13
Combined	0.25/0.50	Measured	12,100,000	0.73	194.73
		Indicated	24,180,000	0.76	405.14
		Measured and Indicated	36,280,000	0.75	599.88
		Inferred	12,020,000	0.77	204.05

See notes following Table 3

Table 3: North Limb Zone Mineral Resource Estimate – Effective Date July 2, 2021

Type	Ni % Cut-off	Category	Rounded Tonnes	Ni %	Ni lbs (millions)
Open Pit	0.25	Measured
		Indicated	2,140,000	0.65	30.67
		Measured and Indicated	2,140,000	0.65	30.67
		Inferred	660,000	0.70	10.19
Underground	0.5	Measured
		Indicated	5,810,000	0.68	87.10
		Measured and Indicated	5,810,000	0.68	87.10
		Inferred	6,870,000	0.68	102.99
Combined	0.25/0.50	Measured
		Indicated	7,950,000	0.67	117.43
		Measured and Indicated	7,950,000	0.67	117.43
		Inferred	7,530,000	0.68	112.89

Notes to accompany Tables 1, 2 and 3:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (MRMR) (2014) and CIM MRMR Best Practice Guidelines (2019).
2.

Open Pit mineral resources are defined within an optimized pit shell with average pit slope angles of 45⁰ and overall 13.3:1 strip ratio (waste: mineralized material). The 13.3:1 strip ratio is comprised of a 6.2:1 pre-strip component and a 7.1:1 deposit component.

3.

Pit optimization parameters include metal pricing at US$7.80/lb Ni, mining at US$1.77/t, processing at US$7.62/t processed, G&A at US$3.33/t processed, and an average sulphide Ni (NiS) recovery above the cut-off grade of 78% (ranging from 40% to 90%), based on previous metallurgical test programs. An average Ni recovery of 56% can be calculated using the average NiS recovery and the average ratio of NiS to Ni (72%) reported above the cut-off grade. Concentrate by-product credits were applied at metal prices of US$3.25/lb (Cu), US$2,000/oz Pd and US$ 1,000/oz Pt. A potential frac-sand overburden unit was assigned a value of US $20/t, a recovery factor of 68.8%, mining cost of US $1.77/t, and processing cost of US $6.55/t processed.

4.

Open Pit mineral resources are reported at a cut-off grade of 0.18 % NiS within the optimized pit shell. The 0.18 % NiS cut-off grade approximates a 0.25 % Ni grade when applying the average ratio of total Ni to NiS for the mineral resource. The cut-off grade reflects total operating costs used in pit optimization to define reasonable prospects for eventual economic extraction by open pit mining methods.

5.

Underground mineral resources are reported at a cut-off grade of 0.36 % NiS. The 0.36 % NiS cut-off grade approximates a 0.50 % Ni grade when applying the average ratio of total Ni to NiS for the mineral resource. The cut-off grade reflects total operating costs of US$41.72/t processed to define reasonable prospects for eventual economic extraction by underground mining methods.

6.

Ni % deposit grade was estimated using Ordinary Kriging methods applied to 2 m downhole assay composites. No grade capping was applied. NiS % block values were calculated from Ni % block values using a regression curve based on Ni and NiS drilling database assay values. Model block size is 6 m (x) by 6 m (y) by 6 m (z).

7.	Bulk density was applied on a lithological model basis and reflects averaging of bulk density determinations for each lithology.
8.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
10.	Mineral resource tonnages are rounded to the nearest 10,000.

47

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Environment Act License

In August 2011, the Minago Project achieved a major milestone when the Environment Act License (“EAL”) was issued by the province of Manitoba. The prior operator of the project subsequently filed a Notice of Alteration (NOA) to the EAL, in December 2013, related to relocation of the tailings management area to address First Nation concerns. The NOA process was not completed by the prior operator and remains outstanding. Since acquiring the project in February 2021, Silver Elephant has re-engaged the Manitoba Government regarding the NOA status for the 10,000 tonne-per-day open-pit mining operation at Minago. The ARDD has confirmed that the NOA can still be completed and the Company submitted the NOA prior to the spinout of the project. The project is no longer a Silver Elephant asset.

Low Carbon Operation

Several initiatives are being considered or taken to minimize the carbon footprint of potential future mining operation at Minago. For mining, the Company will examine the use of a fully electric mine fleet and review the use of waste material to expose the serpentine component to air to absorb carbon dioxide through carbonation. For ore and waste processing, the crushing, milling and flotation processes would be powered by renewable hydroelectricity, which accounts for 97% of all electricity generation in Manitoba.

In the next 12 months, the Company intends to carry out core drilling programs at Minago to expand and upgrade existing mineral resources, complete the Notice of Alteration required to reissue the Environmental Act License established in 2011 and to integrate the 2021  MRE to update the historic Feasibility study, as well as to continue to seek partnerships with the stakeholder First Nation interests in the area.

During the year ended December 31, 2021, the Company incurred total costs of $16,452,656 (2020 - $Nil; 2019 - $Nil) for the Minago Project including $16,011,151 (2020 - $Nil; 2019 - $Nil) for acquisition costs, $334,648 (2020 - $Nil; 2019 – $Nil) for geological and consulting services, $52,581 (2020 - $Nil; 2019 – Nil) for personnel, camp and general expenses, and $54,276 (2020 - $Nil; 2019 - $286,158) for licenses, tax and permits.

6. SELECTED ANNUAL FINANCIAL INFORMATION

The table below contains selected financial data from the audited consolidated financial statements of the Company for the three most recently completed financial years and was prepared in accordance with IFRS.

Selected Annual Financial Data

		Years ended December 31,
	2021	2020	2019
Statement of Operations:
Net income/(loss)	$(6,829,714)	$(4,626,887)	$17,513,854
Net income/(loss) per share, basic	$(0.33)	$(0.34)	$1.71
Net income/(loss)) per share, diluted	$(0.33)	$(0.34)	$1.71
Financial Position:
Total assets	$62,046,418	$39,833,010	$27,448,088
Total liabilities	$9,318,546	$1,779,696	$2,452,677
Share Capital	$214,790,904	$197,612,182	$181,129,012
Number of Common Shares	24,124,955	18,051,883	12,129,951
Dividends	$-	$-	$-

48

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Year 2021 compared to year 2020

The Company reported a loss of $6,829,714 ($0.33 per Common Share) for the year ended December 31, 2021, which represents an increased loss of $2.2 million when compared to the year ended December 31, 2020. The increase of loss was primarily due to the impairment of the Sunawayo property of $1,278,817 and to change in estimate reclamation provision of $1,274,339.

The Company’s total assets increased by $22 million from $39.8 million in the year 2020 to $62 million in the year 2021. The increase in total assets was primarily due to the acquisition of the Minago Project in 2021.

The Company’s total liabilities increased by $7.5 million from $1.8 million in the year 2020 to $9.3 million in the year 2021. The increase was mainly due to the liabilities associated with the assets held for spin-out.

Year 2020 compared to year 2019

The Company reported a net loss of $4.6 million ($0.34 per Common Share) for the year ended December 31, 2020, which represents an increased loss of $22 million when compared to the year ended December 31, 2019 (2019 - gain of $17.5 million, $1.71 gain per Common Share). The increase in loss was primarily due to the fact that in the year 2019 , the Company had a gain from impairment reversal of 13.7 million for Pulacayo property and a gain from a write-off the Bolivian tax liability of $8 million.

The total assets increased by $12.4 million from $27.5 million in the year 2019 to $39.8 million in the year 2020. The increase was mainly due to an increase in mineral property exploration and property acquisitions.

The Company’s total liabilities decreased by $0.7 million from $2.5 million in the year 2019 to $1.8 million in the year 2020.

7. SUMMARY OF QUARTERLY RESULTS

To date, COVID-19 has not significantly impacted the Company’s operations. Silver Elephant has implemented extensive preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity.

The following table summarizes selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

	2021	2021	2021	2021
	Q4	Q3	Q2	Q1

Net gain/(loss)	(4,443,467)	(1,712,620)	(1,686,135)	1,012,508
Net gain/(loss) per share, basic and diluted	$(0.19)	$(0.01)	$(0.01)	$0.01
Comprehensive gain/(loss )	(4,443,467)	(1,712,620)	(1,686,135)	1,012,508
Comprehensive gain/(loss) per common share	$(0.19)	$(0.01)	$(0.01)	$0.01

	2020	2020	2020	2020
	Q4	Q3	Q2	Q1

Net gain/(loss)	(2,259,661)	(1,037,332)	(389,770)	(940,124)
Net gain/(loss) per common share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Comprehensive gain/(loss )	(2,259,661)	(1,037,332)	(389,770)	(940,124)
Comprehensive gain/(loss)per common share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

The fluctuation on quarterly net gain/(loss) is primarily due to the impairment losses or impairment recoveries recognized on resource properties, fair value gain/loss on marketable securities, Common Share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, professional and consulting fees.

49

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

8. RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

In late January 2020, in response to the reported spread of COVID-19 the Company implemented measures, including travel restrictions, remote work, and supplemental health care, for the Company’s Canadian head office staff, as well as our Bolivian, Mongolian, and US-based staff. These measures had no material impact on the Company’s costs, nor did COVID-19 cause any significant disruptions to the Company’s operations.

The following results of operations exclude the discontinued operations resulting from the above-mentioned spin-off of exploration assets.

Operating Expenses	Year Ended December 31,
	2021	2020	2019
Advertising and promotion	$559,183	$541,029	$794,182
Consulting and management fees	848,146	570,356	251,552
General and administrative expenses	1,353,050	1,097,436	1,286,617
Professional fees	631,478	321,355	228,594
Share-based payments	583,801	770,617	707,802
Travel and accommodation	25,013	93,323	236,815
	$4,000,671	$3,394,116	$3,505,562

During the year ended December 31, 2021, the Company had an operating loss of $4,000,671 compared to a loss of $3,394,116 in 2020, and a loss of 3,505,562 in 2019.

Of note for the year ended December 31, 2021, are the following items:

•

advertising and promotion expenses totalled $559,183 for the fiscal year ended December 31, 2021. An increase of $18,154 from the previous year due to increased promotional services incurred to raise awareness in the market for financing opportunities during the current period;

•

consulting and management fees totalled $848,146 for the fiscal year ended December 31, 2021. An increase of $277,790 from the previous fiscal year consisting of the Company’s CEO share compensation and compensation paid to consultants hired with respect to the Minago Project.

•

general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations, insurance, and salaries and directors’ fees. General and administrative fees totalled $1,353,050 for the fiscal year ended December 31, 2021. An increase of $255,614 from the previous fiscal year due to increased salaries as new employees were hired for the Minago Project, in addition to stock exchange and shareholder services related to the Arrangement.

•

professional fees totalled $631,478 for the fiscal year ended December 31, 2021. An increase of $310,123 from the previous fiscal year due to an increase in legal and audit fees related to the Plan of Arrangement.

•	share-based payments decreased by $186,816 for the fiscal year ended December 31, 2021 due to the lower number of options earned during the period; and

•	travel and accommodation expenses decreased by $68,310 from $93,323 in the year ended December 31, 2020, to $25,013in the year ended December 31, 2021, due to decreased site visits.

50

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Other Items	Year Ended December 31,
	2021	2020	2020
Costs in excess of recovered coal	$1,730,294	$590,204	$120,354
Foreign exchange (gain)/loss	(349,983)	64,841	443,203
Impairment/(recovery) of mineral property	1,278,817	-	(13,708,200)
Impairment of prepaid expenses	-	121,125	51,828
Impairment/(recovery) of receivables	(50,906)	470,278	16,304
Loss on sale of marketable securities	220,821	-	-
Gain/(loss) on sale of equipment	-	(13,677)	9,795
Gain on debt settlement	-	-	(7,952,700)
	$2,829,043	$1,232,771	$(21,019,416)
Net Loss	6,829,714	4,626,887	(17,513,854)

The increase in loss of Other Items by $1,596,272 in the year 2021 compared to the year 2020 was the net result of changes to a number of the following items:

•

in the year 2020 costs in excess of recovered coal increased by $1,140,090 compared to the year 2020.This increase was mainly due to a change in estimate for the reclamation provision for Ulaan Ovoo coal mine in Mongolia;

•	foreign exchange loss decreased by $414,824 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;

•	in the year 2021, the Company recorded an impairment loss on Sunawayo mineral property of $1,278,817 compared to $Nil in the year 2020;

•	in the year 2021, the Company recorded a recovery of previously impaired receivables of $50,906 compared to an impairment charge of $470,278 in the year 2020;

•	also, in the year 2021, the Company recorded a loss on sale of marketable securities of $220,821 (2020 - $Nil).

9.  RESULTS OF OPERATIONS FOR THE FOURTH QUARTER 2021

A summary of the Company’s consolidated operating expenses results for the three months ended December 31, 2020, 2019 and 2018 provided below:

Operating Expenses	Three Months Ended December 31,
	2021	2020	2019
Advertising and promotion	$111,871	$184,175	$237,556
Consulting and management fees	280,473	77,856	85,500
General and administrative expenses	548,378	258,092	256,452
Professional fees	366,717	103,008	46,443
Share-based payments	243,328	176,224	475,200
Travel and accommodation	18,297	10,557	73,945
	$1,569,064	$809,912	$1,175,096

The Company had an operating loss of $1,569,064 for the three months ended December 31, 2021, compared to an operating loss of $809,912 for the three months ended December 31, 2020.

51

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Of note are the following items:

•

advertising and promotion expenses totalled $111,871 for the three months ended December 31, 2021. A decrease of $72,304 from the previous year period due to decreased promotional services during the fourth quarter 2021.

•

consulting and management fees totalled $280,473 for the for the three months ended December 31, 2021. An increase of $202,617 from the previous year period consisting of the Company’s CEO share compensation and compensation paid to consultants hired with respect to the Minago Project.

•

general and administrative fees totalled $548,378 for the for the three months ended December 31, 2021. An increase of $290,286 from the previous year period due to increased salaries as new employees were hired for the Minago Project, in addition to stock exchange and shareholder services related to the Arrangement.

•

professional fees totalled $366,717 for the three months ended December 31, 2021. An increase of $263,709 from the previous year period due to an increase in legal and audit fees related to the Arrangement.

•	share-based payments increased by $67,104 for the three months ended December 31, 2021due to the higher number of options earned during the period; and

•	travel and accommodation expenses totalled $18,297 for the three months ended December 31, 2021. A decreased amount of $7,740 from the previous year period due to lack of site visits.

Other Items	Three Months Ended December 31,
	2021	2020	2019
Costs in excess of recovered coal	$1,567,919	$333,385	$(30,584)
Foreign exchange loss	78,573	538,638	731,187
Impairment/(recovery) of mineral property	1,278,817	-	(14,429,578)
Impairment of prepaid expenses	-	121,125	51,828
Impairment/(recovery) of receivables	(50,906)	470,278	16,304
Gain/(loss) on sale of equipment	-	(13,677)	9,795
	$2,874,403	$1,449,749	$(13,651,048)
Net Gain/Loss	4,443,467	2,259,661	(12,475,952)

The increase in loss of Other Items by $1,424,654 in the three months ended December 31, 2021 compared to the three months ended December 31, 2020 was the net result of changes to a number of the following items:

•

in the three months ended December 31, 2021, costs in excess of recovered coal increased by $1,234,534 compared to the three months December 31, 2020.This increase was mainly due to a change in estimate for the reclamation provision for Ulaan Ovoo coal mine in Mongolia;

•

in the three months ended December 31, 2021, foreign exchange loss decreased by $460,065 due to fluctuations in the value of the Canadian dollar compared to the United States dollar, Bolivian boliviano and Mongolian tugrik;

•	in the three months ended December 31, 2021, the Company recorded an impairment loss on Sunawayo mineral property of $1,278,817 compared to $Nil in the three months ended December 31, 2020;

•

in the three months ended December 31, 2021, the Company recorded a recovery of previously impaired receivables of $50,906 compared to an impairment charge of $470,278 in the three months ended December 31, 2020;

10.  PROPOSED TRANSACTIONS

As at the date of this MD&A, there are no proposed transactions where the Board or senior management believes that confirmation of the decision by the Board is probable or with which the Board and senior management have decided to proceed.

52

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

11.  LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At December 31, 2021, the Company had cash of 579,508 representing a decrease of $7,028,641 from $7,608,149 as at December 31, 2020. The Company’s working capital, excluding assets and liabilities held for sale, at December 31, 2021 was a deficit of $1.7 million.

On November 24, 2020, the Company closed its bought deal short form prospectus offering (“Offering”) pursuant to which the Company had issued 2,300,000 Common Shares at a price of $4 per Common Share for aggregate gross proceeds of $9,200,000. Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,545 and issued 133,500 Share purchase warrants as a finder’s fee in relation with the Offering. The net proceeds from the Offering were used for the exploration, development and/or improvement of the Company’s mineral properties and for working capital purposes.

The following table compares the estimated use of net proceeds from the Offering and the actual use of proceeds as of December 31, 2021.

	Originally proposed	Actual use of proceeds
Description of expenditure	use of proceeds	December 31, 2021
Net proceeds from the Offering	$8,348,000	$8,318,727
Exploration – Phase 1 of Pulacayo Project	$3,240,000	$1,271,881
Exploration – Triunfo Project	$980,000	$52,546
Exploration – Sunawayo Project	$1,700,000	$525,182
Working capital and general corporate purposes including Minago Project acquisition	$1,300,000	$6,469,118
Total	$7,220,000	$8,318,727

As of December 31, 2021, the net proceeds from the Offering were fully applied.

During the year ended December 31, 2021, the Company closed the February 2021 Placement through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share.  The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees. Proceeds of the February 2021 Placement were used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions.

The following table compares the estimated use of net proceeds from the February 2021 Placement and the actual use of proceeds as of December 31, 2021.

	Originally proposed	Actual use of proceeds
Description of expenditure	use of proceeds	December 31, 2021
Net proceeds from the February 2021 Placement	$3,676,125	$3,651,836
Mineral property exploration	$367,613	$367,613
Working capital and general corporate purposes including Minago Project acquisition	$3,308,513	$3,308,513
Total	$3,676,125	$3,676,126

As of December 31, 2021, the net proceeds from the February 2021 Placement were fully applied.

53

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Common Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Common Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

The November 2021 Placement proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes

	Originally proposed	Actual use of proceeds
Description of expenditure	use of proceeds	December 31, 2021
Net proceeds from the November 2021 Placement	$3,740,000	$3,655,508
Mineral property exploration	$2,618,000	$2,646,650
Working capital and general corporate purposes including the Arrangement	$1,122,000	$608,858
Total	$3,740,000	$3,255,508

On November 30, 2021, pursuant to the Arrangement (Note 4), Flying Nickel completed the Flying Nickel Offering for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 Non-FT Subscription Receipts at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 FT Subscription Receipts, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

On December 31, 2021, $1,534,176 gross proceeds were released from escrow upon converting an aggregate 1,992,437 FT Subscription Receipts into 1,992,437 FT Shares of flying Nickel at a price of $0.77 per share.

During the year ended December 31, 2021:

•	the Company disposed of 40 million common shares of Victory Nickel Inc. for total proceeds of $779,179;

•	1,268,341 Common Share purchase warrants were exercised for total proceeds of $2,601,997 and settlement of outstanding payables for services of $660,000;

•	99,500 stock options were exercised for total proceeds of $206,824.

As at the date of this MD&A, the Company’s cash is $1.5 million and the Company’s working capital deficit is $0.5 million

54

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

The Company’s cash flow highlights for the years ended December 31, 2021, 2020, and 2019, are presented in the table below.

Sources and Use of Cash

	Years Ended December 31,
	2021	2020		2019
Cashflows From Operating Activities	$(2,191,160)	$(2,549,042)		$(2,675,513)
Cashflows From Investing Activities	(15,430,384)	(6,397,063)		(6,236,965)
Cashflows From Financing Activities	18,107,495	13,536,550		6,626,085
Net decrease in cash	485,951	4,590,445	#	(2,286,393)
Cash - beginning of year	7,608,149	3,017,704		5,304,097
Cash held in assets held for sale	(7,514,592)	-		-
Cash - end of year	$579,508	$7,608,149		$3,017,704

During the year-ended December 31, 2021:

•

Cash used in operating activities was a total of $2,191,160 (2020 – used $2,549,042; 2019 – used $2,675,513). The decreased outflows in 2021 related to decreased activities of the Company due to the COVID-19 pandemic.

•

Cash used in investing activities was a total of $15,430,384 (2020 - $6,397,063; 2019 - $6,236,965). The Company spent $1,000,000 for the purchase of marketable securities, $8,892,969 for the acquisition of the Minago property (2020 - $Nil; 2019 - $Nil), and $6,316,594 (2020 - $ 6,336,166; 2019 - $6,123,401) on its mineral projects exploration activities and received $779,179 from sale of marketable securities. (2020 - $Nil; 2019 - $Nil).

•

Cash provided from financing activities was a total of 18,107,495 (2020 - $13,536,550; 2019 – $6,626,085) including net proceeds from private placements of $7,331,633 (2020 - $10,201,706; 2019 - $6,237,791), $206,824 from exercise of stock options (2020 - 299,812; 2019 - $174,250), $2,601,997 from exercise of warrants (2020 - $3,072,194; 2019 - $250,572). Also, the Company received and $1,424,228 (2020 -$Nil, 2019 - $Nil) from proceeds from Flying Nickel FT share issuance and $6,565,752 from Flying Nickel subscription receipts (2020 - $Nil, 2019 - $Nil). The Company also spent $22,939 (2020 - $37,162; 2019 - $36,528) for corporate office lease payments.

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in the 2020 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those referred to under "Risk Factors".

55

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Our Annual Financial Statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern is dependent upon the continued support from our shareholders, the discovery of economically recoverable reserves, and our ability to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 15 to the Annual Financial Statements. The Company has no commitments for capital expenditures.

Capital Risk Management

The Company considers its capital structure to consist of Common Shares, stock options and Common Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the year ended December 31, 2021.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

The Company’s business could be adversely impacted by the effects of the COVID-19 coronavirus. The extent to which COVID-19 may impact the Company’s business, including its operations and the market for its securities, will depend on future developments which cannot be predicted, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak.

12.  CONTINGENCIES

Except as disclosed elsewhere in this MD&A, the Company has no financial obligations in the ordinary course of business. The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated. As at December 31, 2021, the Company does not have any contingent liabilities (2020 - $Nil, 2019 - $Nil). During the year ended December 31, 2019, the Company recorded a debt settlement gain in the amount of $7,952,700 related to ASC Bolivia LDC Sucursal Bolivia (a wholly owned subsidiary of the Company) tax claim on its consolidated statements of operations and comprehensive loss.

13.  ENVIRONMENTAL REGULATIONS

The Company’s exploration activities are subject to various government regulation in the United States, Canada, Mongolia and Bolivia. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to continue to make in the future, filings and expenditures to comply with such laws and regulations.

56

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

14.  RELATED PARTY DISCLOSURES

The Company had related party transactions with key management personnel and the following companies, related by way of key management personnel:

•	Linx Partners Ltd., a private company controlled by John Lee, Director, Chief Executive Officer and Executive Chairman of the Company, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company.

A summary of amounts paid or accrued to related parties (being all key management personnel) is as follows:

	Year Ended December 31,
Related parties	2021	2020	2019
Directors and officers	$1,580,504	$2,260,806	$2,057,592
Linx Partners Ltd.	997,672	1,029,673	489,254
MaKevCo Consulting Inc.	70,499	80,139	38,309
Sophir Asia Ltd.	62,814	72,220	36,523
	$2,711,489	$3,442,838	$2,621,678

A summary of the transactions by nature among the related parties (being all key management personnel) is as follows:

	Year Ended December 31,
Related parties	2021	2020	2019
Consulting and management fees	$659,500	$370,000	$218,500
Directors' fees	119,800	108,600	103,805
Mineral properties	714,068	1,387,067	1,171,585
Salaries and short term benefits	587,869	522,359	696,751
Share-based payments	630,252	1,054,812	431,037
	2,711,489	$3,442,838	$2,621,678

As at December 31, 2021, amounts due to related parties totaled $68,888 (as at December 31, 2020 - $1,800; as at December 31, 2019 – $30,533).

The Company has entered into Services Agreements with each SpinCo, which commenced December 1, 2021, pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, and personnel necessary for the SpinCos to fulfill their basic day-to-day head office and executive responsibilities in a pro-rata cost-recovery basis.

15.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting estimates used in the preparation of the Annual Financial Statements include determining the carrying value of mineral properties exploration and evaluation projects and property and equipment, assessing the impairment of long-lived assets, determination of environmental obligation provision for closure and reclamation, determining deferred income taxes, and the valuation of Share-based payments.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Readers are encouraged to read the significant accounting policies and  significant accounting judgements and estimates as described in the Company’s Annual Financial Statements for the year ended December 31, 2021 (Refer to Notes 4, 5, and 6 to the Annual Financial Statements).  The Company’s Annual Financial Statements have been prepared using the going concern assumption.

57

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Same accounting policies as annual audited consolidated financial statements

The Company followed the same accounting policies and methods of computation in the Annual Financial Statements for the year ended December 31, 2021 as followed in the consolidated financial statements for the year ended December 31, 2020. The Company describes its significant accounting policies as well and changes in accounting policies in Notes 4 and 6 of Annual Financial Statements. No significant changes in accounting policies have occurred for the year ended December 31, 2021.

Basis of consolidation

The Annual Financial Statements include the accounts of the Company and its controlled subsidiaries.  All material intercompany balances and transactions have been eliminated.  The Company’s the significant subsidiaries at December 31, 2021 are presented in the table below:

As at December 31 2021

Subsidiary	Location	Ownership interest	Projects Owned
Nevada Vanadium Mining Corp.*	Canada	100%
Nevada Vanadium Holding Corp.*	Canada	100%	Gibellini project
Flying Nickel Mining Corp.*	Canada	0.01%
Battery Metals Royalty Corp.*	Canada	100%
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Paca project
Illumina Silver Mining Corp.	Canada	100%	Triunfo and Sunawayo projects
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Chandgana Coal LLC	Mongolia	100%	Chandgana project

*Subsidiaries held for spin-off

**Percentage of voting power is in proportion to ownership, except for Flying Nickel Mining Corp.

Nevada Vanadium Mining Corp. (former 1324825 B.C. Ltd.) (“VanadiumCo”) was incorporated on September 17, 2021, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.

Nevada Vanadium Holding Corp. (former Nevada Vanadium Mining Corp.) was incorporated on August 28, 2019, under the laws of the province of British Columbia, Canada and wholly owned by VanadiumCo.

Battery Metals Royalties Corp. (“RoyaltyCo”) was incorporated on July 9, 2021, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.

Flying Nickel Mining Corp. (“NickelCo”) was incorporated on December 21, 2020, under the laws of the province of British Columbia, Canada and wholly owned by ELEF.  .

The Company’s significant subsidiaries at the date of these MD&A are presented in the table below:

As at January 14, 2022

Subsidiary	Location	Ownership interest	Projects Owned
Apogee Minerals Bolivia S. A.	Bolivia	98%	Pulacayo project
ASC Holdings Limited	Bolivia	100%	Paca project
Illumina Silver Mining Corp.	Canada	100%	Triunfo and Sunawayo projects
Red Hill Mongolia LLC	Mongolia	100%	Ulaan Ovoo mine
Chandgana Coal LLC	Mongolia	100%	Chandgana project

58

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

16.  ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Future Accounting Pronouncements

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. We are currently assessing the effect of this amendment on our financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non‐Current and Deferral of Effective Date. In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

•	specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

•	provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

•	clarify when a liability is considered settled.

On July 15, 2020, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

17.  FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board, through its Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews the Company’s policies on an ongoing basis.

Financial Instruments (Note 23 to the Annual Financial Statements)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy.  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Table below sets forth The Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3
Financial assets
Cash, December 31, 2021	$579,508	$-	$-
Cash, December 31, 2020	$7,608,149	$-	$-
Cash, December 31, 2019	$3,017,704	$-	$-

59

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short-term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities.  There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2021.

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31,
	2021	2020	2019
Fair value through profit or loss
Cash	$579,508	$7,608,149	$3,017,704
Amortized cost
Receivables	$79,036	$75,765	$246,671
Restricted cash equivalents	$34,500	$34,500	$34,500
Reclamation deposits	$21,055	$21,055	$21,055
	$714,099	$7,739,469	$3,319,930
Amortized cost
Accounts payable	$2,502,139	$1,759,163	$2,420,392

Related Risks

a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due.  The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements.  As at December 31, 2021, the Company had a cash balance of $579,508 (2020 - $7,608,149, 2019 – $3,017,704).  As at December 31, 2021 the Company had accounts payable and accrued liabilities of $2,502,139, (2020 - $1,759,163, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

c) Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020

60

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

ii. Foreign currency risk

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in United States dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2021, with other variables unchanged, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $88,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $52,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $4,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

iii. Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

18.  RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under the heading “Key Information - Risk Factors” in the 2020 Annual Report, which is available under the Company’s SEDAR profile at www.sedar.com.

•	The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
•	The Company's history of net losses;
•	Capital costs, operating costs, production, and economic returns;
•	Exploration and development risks;
•	The Company has no history of profitable mineral production;
•	The risks inherent to the estimation of mineral reserves and mineral resources;
•	Environmental risks;
•	Foreign operations risks;
•	The reform of the mining laws, including the General Mining Act of 1872 in the U.S;

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SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

•	Government approvals and permits;
•	Risks associated with the Company's property and mining interests;
•	Risks associated with the Company's mineral claims, mining leases, licenses and permits;
•	Title risks;
•	Risks associated with claims from First Nations and other Aboriginal or community groups;
•	Risks associated with competition;
•	Inherent risks;
•	The Company's reliance on key personnel;
•	The volatility of mineral prices,
•	Currency fluctuations;
•	Global, national and local financial conditions;
•	Risks associated with third-party contractors;
•	Anti-bribery legislation;
•	Uninsured risks;
•	The Company has no history of making dividend payments;
•	Related party transactions;
•	Litigation and regulatory proceedings;
•	Cyber security risks;
•	Risks associated with being a foreign private issuer;
•	Risks associated with non-Canadian investors;
•	Risks associated with the Company's operations in emerging markets; and
•	Emerging risks, as described below.

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

19.  DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by The Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure committee is comprised of the Chief Executive Officer and senior members of management.  The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws.  The Board of Directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that the Company’s disclosure controls and procedures were effective during the year ended December 31, 2020.

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SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2021

(Expressed in Canadian Dollars, except where indicated)

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of The Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the year ended December 31, 2021.

20.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2020, the Company’s employees began working remotely due to the COVID-19 pandemic. This has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite this, there were no changes to the Company’s internal control over financial reporting during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

21.  DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of post-consolidated:

•	24,321,994 Common Shares outstanding;

•

1,463,250 stock options outstanding with a weighted average exercise price of $2.31. Each option is exercisable to purchase one Common Share at prices ranging from $2.00 to $5.00 per share and expires between June 2022 and September 2026; and

•

1,447,814 Common Share purchase warrants outstanding with a weighted average exercise price of $2.39. Each Common Share purchase warrant is exercisable to purchase one Common Share at prices ranging from $1.60 to $4.76 and expires between April 2022 and February 2023.

22.  OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2021, The Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of The Company.

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